2024 Annual Report to Shareholders

PART I 3 FORWARD-LOOKING STATEMENTS 3 ITEM 1 BUSINESS 4 ITEM 2 PROPERTIES 5 PART II 5 ITEM 5 MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES 5 ITEM 7 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 6 ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 27 ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 30 ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE 93 ITEM 9A CONTROLS AND PROCEDURES 93 2

PART I FORWARD-LOOKING STATEMENTS This Annual Report and the documents incorporated by reference contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Generally, forward-looking statements include the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would” and similar expressions (or the negative of these terms) and include statements relating to achievement of profitability and timing of such achievement and expectations regarding reductions in short-term interest rates and their impact on the Company. Forward-looking statements are based on the Company’s expectations at the time such statements are made and speak only as of the date made. The Company does not assume any obligation or undertake to update any forward-looking statements after the date of this release as a result of new information, future events or developments, except as required by federal securities or other applicable laws, although the Company may do so from time to time. The Company does not endorse any projections regarding future performance that may be made by third parties. For all forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. We caution readers that actual results may differ materially from those expressed in or implied by the Company’s forward- looking statements. Rather, more important factors could affect the Company’s future results, including but not limited to the following: (1) changes in the interest rate environment and in expectation of reduction in short-term interest rates; (2) changes in the U.S. and global economies, including business disruptions, reductions in employment, inflationary pressures and an increase in business failures, specifically among our customers; (3) our ability to control operating costs and expenses; (4) our ability to attract and retain key members of our senior management team; (5) changes in deposit flows, loan demand or real estate values may adversely affect our business; (6) there may be increases in competitive pressure among financial institutions or from non-financial institutions; (7) our ability to obtain regulatory approvals or non-objection to take various capital actions, including the payment of dividends by us or the Bank; (8) the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control; (9) our credit quality and the effect of credit quality on our credit losses expense and allowance for credit losses and impact the adequacy of our allowance for credit losses; (10) changes in accounting principles, policies or guidelines may cause our financial condition to be perceived or interpreted differently; (11) legislative or regulatory changes that may adversely affect our business or financial condition, including, without limitation, changes in corporate and/or individual income tax laws and policies, changes in privacy laws, and changes in regulatory capital or other rules, and the availability of resources to address or respond to such changes; (12) general economic conditions, either nationally or locally in some or all areas in which we conduct business, or conditions in the securities markets or banking industry, may be less favorable than what we currently anticipate; (13) challenges our customers may face in meeting current underwriting standards may adversely impact all or a substantial portion of our rate-lock loan activity we recognize; (14) technological changes may be more difficult or more expensive than what we anticipate; (15) a failure in or breach of our operational or security systems or information technology infrastructure, or those of our third-party providers and vendors, including due to cyber-attacks; (16) success or consummation of new business initiatives may be more difficult or expensive than what we anticipate; (17) staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges; and (18) litigation, investigations or other matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than what we anticipate. We strongly recommend readers review those disclosures in conjunction with the discussions herein. A discussion of the factors, risks and uncertainties that could affect our financial results, business goals and operational and financial objectives discussed in our releases, public statements and/or filings with the Securities and Exchange Commission (“SEC”) is contained in Item 1A. “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on March 7, 2025. We strongly recommend readers review those disclosures in conjunction with the discussions herein. All future written and oral forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. New risks and uncertainties arise from time to time, and factors that the Company currently deems immaterial may become material, and it is impossible for the Company to predict these events or how they may affect the Company. 3

ITEM 1. BUSINESS Unless we state otherwise or the context otherwise requires, references in this Annual Report to "we," "our," and “us” refer to HomeStreet, Inc., a Washington corporation ("HomeStreet," or the "Company,") and its consolidated subsidiary, HomeStreet Bank (the "Bank"). Overview We are a diversified financial services company with offices in Washington, Oregon, California, Hawaii, Utah and Idaho serving customers throughout the western United States. We were founded in 1921 and are headquartered in Seattle, Washington. We provide commercial banking products and services to small and medium sized businesses, real estate investors and professional firms and consumer banking products and services to individuals. As of December 31, 2024, we had $8.1 billion in total assets, $6.2 billion of loans and $6.4 billion of deposits. Our business strategy is to offer a full range of financial products and services to our customer base consistent with a regional bank’s offerings while providing the responsive and personalized service of a community bank. We intend to maintain our business by (i) marketing our services directly to prospective new customers; (ii) obtaining new client referrals from existing clients; (iii) adding experienced relationship managers, branch managers and loan officers who may have established client relationships that we can serve; (iv) cross-selling our products and services; and (v) making opportunistic acquisitions of complementary businesses and/or establishing de novo offices in select markets within and outside our existing market areas. Our business strategy is dependent on attracting and retaining highly qualified employees. All of our employees, including customer facing and back-office support staff, are committed to providing high quality and responsive products and services to our customers. We believe we have assembled a strong team to achieve our strategic goals and are committed to supporting them through our compensation, benefit and training programs and by providing them with the resources needed to complete their tasks and responsibilities. We are principally engaged in commercial banking, consumer banking, and real estate lending, including construction and permanent loans on commercial real estate and single family residences. We also sell insurance products for consumer clients. We provide our financial products and services to our customers through bank branches, loan production offices, ATMs, online, mobile and telephone banking channels. The yields we realize on our loans and other interest-earning assets and the interest rates we pay on deposits and borrowings determines our net interest income, the largest component of our total revenues. Noninterest income, which represented 20% of total revenues in 2023, is primarily derived from our sale and servicing of single family and multifamily real estate loans. While our growth has been primarily achieved through organic means, we have a history of making strategic acquisitions to enter into new markets or to enhance our standing in existing markets. Our current product and service offerings have been introduced over a period of time. HomeStreet, as a bank holding company, is subject to regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Federal Reserve Bank of San Francisco ("FRBSF") under delegated authority from the Federal Reserve Board. The Bank is a Washington state-chartered bank and is subject to regulation and examination by the Federal Deposit Insurance Corporation ("FDIC") and the Washington State Department of Financial Institutions, Division of Banks ("WDFI"). The Bank is also a member of the Federal Home Loan Bank of Des Moines ("FHLB"), which provides it with a source of funds in the form of short-term and long-term borrowings. Locations We operate 56 full service bank branches in Washington, in Northern and Southern California, in the Portland, Oregon area and in Hawaii, as well as three primary stand-alone commercial lending centers located in Southern California, Idaho and Utah. Where You Can Obtain Additional Information We file annual, quarterly, current and other reports with the Securities and Exchange Commission (the "SEC"). We make available free of charge on or through our website http://www.homestreet.com all of these reports (and all amendments thereto), as soon as reasonably practicable after we file these materials with the SEC. Please note that the contents of our website do not constitute a part of our reports, and those contents are not incorporated by reference into this annual report or any of our other 4 securities filings. The SEC’s website, www.sec.gov, contains reports, proxy and information statements, and other information that we file or furnish electronically with the SEC. ITEM 2 PROPERTIES We lease our principal corporate office, which is located in downtown Seattle at 601 Union Street, Suite 2000, Seattle, WA 98101. This lease provides sufficient space to conduct the management of our business. The Company conducts its Commercial and Consumer Banking activities in locations in Washington, California, Oregon, Hawaii, Idaho, and Utah. As of December 31, 2024, we operated in three primary commercial lending centers, 56 retail deposit branches, and one insurance office. As of such date, we also operated two facilities for the purpose of administrative and other functions in addition to the principal offices: a call center and operations support facility located in Federal Way, Washington, and a loan fulfillment center in Lynnwood, Washington. Other than those we lease, we own eight retail deposit branches, the call center and operations support facility in Federal Way, and we own 50% of a retail branch through a joint venture. PART II ITEM 5 MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Common Stock Our common stock is traded on the Nasdaq Global Select Market under the symbol "HMST." As of March 3, 2025, there were 2,128 shareholders of record of our common stock. Dividend Policy HomeStreet has a dividend policy that contemplates the payment of quarterly cash dividends on our common stock when, if and in an amount declared by the Board of Directors after taking into consideration, among other things, earnings, regulatory capital levels, the overall payout ratio and expected asset growth. The Company currently does not intend on paying dividends in 2025. The determination of whether to pay a dividend and the dividend rate to be paid will be reassessed each quarter by the Board of Directors in accordance with the dividend policy. Our ability to pay dividends to shareholders is dependent on many factors, including the Bank's ability to pay dividends to the Company. Sales of Unregistered Securities There were no sales of unregistered securities during the fourth quarter of 2024. 5

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS General Management’s discussion and analysis of results of operations and financial condition ("MD&A") is intended to assist the reader in understanding and assessing significant changes and trends related to the results of operations and financial condition of our consolidated Company. This discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying footnotes in Part II, Item 8 of this Annual Report. A comparison of the financial results for the year ended December 31, 2023 to the year ended December 31, 2022, is incorporated by reference to Part II, Item 7, "Management Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report for the year ended December 31, 2023. Management's Overview of 2024 Financial Performance Recent Developments In the fourth quarter of 2024, the definitive merger agreement with FirstSun Capital Bancorp was terminated by mutual agreement. We then implemented a new strategic plan, which included selling $990 million of multifamily loans in the fourth quarter, that repositioned our balance sheet and accelerated our return to profitability, which we expect to occur in the first half of 2025. We sold loans with a weighted average interest rate of 3.30% and used the proceeds to pay off Federal Home Loan Bank advances and brokered deposits with a weighted average interest rate of 4.65%. The brokered deposits were paid off in early January 2025. Economic and Market Conditions The current level of interest rates continues to adversely impact our results of operations as our overall cost of funds are high in relation to the yield on our earning assets, resulting in a low net interest margin. With the decrease in short term interest rates in the latter part of 2024, our cost of funds have stabilized and started to decrease. As a result of the fourth quarter loan sale, we have been able to improve our net interest margin by selling lower yielding loans and paying off higher cost wholesale funding. With the market expectation of ongoing reductions in short term interest rates by the Federal Reserve, we expect continued decreases in our funding costs and improvements in our gain on sale of loans as lower rates positively impact the volume of our loans originated and sold. We have significant exposure in commercial real estate, primarily multifamily, and single-family loans in or near the areas affected by the wildfires in Southern California. We have been advised of losses on 8 single-family residences with additional partial damage or other impacts to 19 additional homes. Because all of these properties have current full insurance coverage, we do not expect to suffer any losses associated with these wildfires. We plan on providing forbearance and assistance to our impacted customers. Critical Accounting Estimates The following discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and accounting practices in the banking industry. Certain of those accounting policies are considered critical accounting policies because they require us to make estimates and assumptions regarding circumstances or trends that could materially affect the value of those assets, such as economic conditions or trends that could impact our ability to fully collect our loans or ultimately realize the carrying value of certain of our other assets. Those estimates and assumptions are made based on current information available to us regarding those economic conditions or trends or other circumstances. If changes were to occur in the events, trends or other circumstances on which our estimates or assumptions were based, these changes could have a material adverse effect on the carrying value of assets and liabilities and on our results of operations. We have identified two policies and estimates as being critical because they require management to make particularly difficult, subjective, and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the allowance for credit losses ("ACL") and the valuation of residential mortgage servicing rights ("MSRs"). The ACL is calculated based on quantitative and qualitative factors to estimate credit losses over the life of a loan. The inputs used to determine quantitative factors include estimates based on historical experience of probability of default and loss given default. Inputs used to determine qualitative factors include changes in current portfolio characteristics and operating 6 environments such as current and forecasted unemployment rates, capitalization rates used to value properties securing loans, rental rates and single family pricing indexes. Qualitative factors may also include adjustments to address matters not contemplated by the model we use and to assumptions used to determine qualitative factors. Although we believe that our methodology for determining an appropriate level for the ACL adequately addresses the various components that could potentially result in credit losses, the processes and their elements include features that may be susceptible to significant change. Any unfavorable differences between the actual outcome of credit-related events and our estimates could require an additional provision for credit losses. For example, if the projected unemployment rate was downgraded one grade for all periods, the amount of the ACL at December 31, 2024 would increase by approximately $7 million. This sensitivity analysis is hypothetical and has been provided only to indicate the potential impact that changes in assumptions may have on the ACL estimate. MSRs are recognized as separate assets when servicing rights are acquired through the sale of loans or through purchases of MSRs. For sales of mortgage loans, the fair value of the MSR is estimated and capitalized. Purchased MSRs are capitalized at the cost to acquire. Initial and subsequent fair value measurements are determined using a discounted cash flow model that is owned and operated by a third party valuation firm. To determine the fair value of the MSR, the present value of expected net future cash flows is estimated. Assumptions used include market discount rates, anticipated prepayment speeds, delinquency and foreclosure rates, and ancillary fee income net of servicing costs. The model assumptions and the MSR fair value estimates are also compared to observable trades of similar portfolios as well as to MSR broker valuations and industry surveys, as available. We also utilize a separate third-party valuation firm to value our MSRs on a periodic basis, the results of which we use to evaluate the reasonableness of the modeled values. Actual market conditions could vary significantly from current conditions which could result in the estimated life of the underlying loans being different which would change the fair value of the MSR. We carry our single family residential MSRs at fair value and report changes in fair value through earnings. MSRs for loans other than single family loans are adjusted to fair value if the carrying value is higher than fair value and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. 7

Summary Financial Data For the Years Ended December 31, (dollars in thousands, except per share data and FTE data) 2024 2023 Select Income Statement data: Net interest income $ 120,087 $ 166,753 Provision for credit losses — (441) Noninterest income (loss) (44,385) 41,921 Noninterest expense 196,214 241,872 Net income (loss): Before income tax (benefit) expense (120,512) (32,757) Total (144,344) (27,508) Net income (loss) per fully diluted share $ (7.65) $ (1.46) Core net income (loss): (1) Total (20,949) 8,284 Core net income (loss) per fully diluted share $ (1.11) $ 0.44 Select Performance Ratios: Return on average equity (27.2) % (5.0) % Return on average tangible equity Net income (loss) (27.3) % (4.8) % Core (1) (3.6) % 2.0 % Return on average assets Net income (loss) (1.56) % (0.29) % Core (1) (0.23) % 0.09 % Efficiency ratio (1) 116.0% 95.6 % Net interest margin 1.38% 1.88 % Other Data: Full time equivalent employees 827 902 (1) Core net income (loss), core net income (loss) per fully diluted share, return on average tangible equity, core return on average tangible equity, core return on average assets and the efficiency ratio are non-GAAP financial measures. For a reconciliation of these measures to the nearest comparable GAAP financial measure or the computation of the measure, see “Non-GAAP Financial Measures” elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations. 8

Summary Financial Data (continued) As of December 31, (dollars in thousands, except share and per share data) 2024 2023 Selected Balance Sheet Data: Loans held for sale ("LHFS") $ 20,312 $ 19,637 Loans held for investment ("LHFI"), net 6,193,053 7,382,404 ACL 38,743 40,500 Investment securities 1,057,006 1,278,268 Total assets 8,123,698 9,392,450 Deposits 6,413,021 6,763,378 Borrowings 1,000,000 1,745,000 Long-term debt 225,131 224,766 Total shareholders' equity 396,997 538,387 Other data: Book value per share $ 21.05 $ 28.62 Tangible book value per share (1) $ 20.67 $ 28.11 Total equity to total assets 4.9% 5.7 % Tangible common equity to tangible assets (1) 4.8% 5.6 % Shares outstanding at period end 18,857,565 18,810,055 Loans to deposits ratio (Bank) 97.4% 109.4 % Credit quality: ACL to total loans (2) 0.63% 0.55 % ACL to nonaccrual loans 70.4% 103.9 % Nonaccrual loans to total loans 0.88% 0.53 % Nonperforming assets to total assets 0.71% 0.45 % Nonperforming assets $ 57,814 $ 42,643 Regulatory Capital Ratios: Bank Tier 1 leverage ratio(3) 7.30% 8.50 % Total risk-based capital 13.02% 13.49 % Common equity Tier 1 capital 12.27% 12.79 % Company Tier 1 leverage ratio(3) 5.77% 7.04 % Total risk-based capital 12.23% 12.84 % Common equity Tier 1 capital 8.62% 9.66% (1) Tangible book value per share and tangible common equity to tangible assets are non-GAAP financial measures. For a reconciliation to the nearest comparable GAAP financial measure, see “Non-GAAP Financial Measures” elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations. (2) This ratio excludes balances insured by the FHA or guaranteed by the VA or SBA. (3) Due to the timing of our loan sale at the end of December 2024, our Tier 1 leverage regulatory capital ratios, which are based on average assets for the quarter, were temporarily suppressed. If the $990 million loan sale had occurred at the beginning of the fourth quarter, average assets for the fourth quarter for the Company and the Bank would have been approximately $8.3 billion and the Tier 1 leverage ratio for the Company and the Bank as of December 31, 2024 would have been approximately 6.45% and 8.15%, respectively. 9

Results of Operations 2024 Compared to 2023 Non-core amounts: For 2024, non-core items include an $88.8 million loss on the sale of $990 million of multifamily loans, $53.3 million valuation allowance for deferred tax assets and $3.4 million of merger related expenses. During 2023, non-core items include a $39.9 million goodwill impairment charge and $1.5 million of merger related expenses. General: Our net loss and loss before income taxes were $144.3 million and $120.5 million, respectively, in 2024, as compared to $27.5 million and $32.8 million, respectively, in 2023. Our core net loss and core loss before income taxes, which exclude the loss on the sale of multifamily loans, the impact of merger related expenses, the valuation allowance for deferred tax assets and goodwill impairment charges, were $20.9 million and $27.8 million in 2024, compared to core net income of $8.3 million and core income before taxes of $8.6 million in 2023. The $36.4 million decrease in core income before taxes was primarily due to lower net interest income and lower noninterest income, partially offset by a decrease in noninterest expense. Income Taxes: Due to our cumulative losses over the last three years, accounting rules require us to provide a valuation allowance for the balance of our deferred tax assets. Therefore, in 2024, we recorded a $53 million valuation allowance for deferred tax assets which was recorded as income tax expense. Excluding this valuation allowance, the income tax benefit would have been $29.5 million and would have resulted in an effective tax rate of 24.5% for 2024 as compared to an effective tax rate of 16.0% for 2023. Our effective tax rate in 2023 was significantly impacted by the goodwill impairment charge, a portion of which is not deductible for tax purposes. 10

Net Interest Income: The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yields on those assets; (ii) the total dollar amount of interest expense and the average rate of interest on our interest-bearing liabilities; (iii) net interest income; (iv) net interest rate spread; and (v) net interest margin:

	Years Ended December 31,					
	2024			2023		
(dollars in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets:						
Interest-earning assets						
Loans [(1)]	$ 7,408,680	$ 347,367	4.64 %	$ 7,474,410	$ 342,152	4.54 %
Investment securities [(1)]	1,163,597	43,181	3.71 %	1,382,378	53,346	3.86 %
FHLB Stock, Fed Funds and other	275,956	16,306	5.87 %	165,568	8,873	5.33 %
Total interest-earning assets	8,848,233	406,854	4.55 %	9,022,356	404,371	4.45 %
Noninterest-earning assets	411,000			446,814		
Total assets	$ 9,259,233			$ 9,469,170		
Interest-bearing liabilities						
Interest-bearing deposits: [(2)]						
Demand deposits	$ 317,657	$ 854	0.27 %	$ 385,276	$ 917	0.24 %
Money market and savings	1,746,779	29,200	1.66 %	2,235,348	30,874	1.37 %
Certificates of deposit	3,072,605	144,198	4.69 %	2,768,594	106,129	3.83 %
Total	5,137,041	174,252	3.39 %	5,389,218	137,920	2.56 %
Borrowings:						
Borrowings	1,981,042	95,883	4.77 %	1,752,454	82,861	4.68 %
Long-term debt	224,950	12,351	5.46 %	224,574	12,209	5.41 %
Total interest-bearing liabilities	7,343,033	282,486	3.82 %	7,366,246	232,990	3.15 %
Noninterest-bearing liabilities						
Demand deposits [(2)]	1,284,605			1,430,151		
Other liabilities	101,235			120,539		
Total liabilities	8,728,873			8,916,936		
Shareholders' equity	530,360			552,234		
Total liabilities and shareholders' equity	$ 9,259,233			$ 9,469,170		
Net interest income		$ 124,368			$ 171,381	
Net interest rate spread			0.73 %			1.30 %
Net interest margin			1.38 %			1.88 %

(1) Includes taxable-equivalent adjustments primarily related to tax-exempt income on certain loans and securities of $4.3 million and $4.6 million for 2024 and 2023, respectively. The estimated federal statutory tax rate was 21% for both 2024 and 2023.

(2) Cost of all deposits, including noninterest-bearing demand deposits, was 2.71% and 2.02% for 2024 and 2023, respectively.

11

Rate and Volume Analysis The following table presents the extent to which changes in interest rates and changes in the volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense, excluding interest income from nonaccrual loans. Information is provided in each category with respect to: (1) changes attributable to changes in volume, (2) changes attributable to changes in rate and (3) the net change. 2024 vs. 2023 Increase (Decrease) Due to Total Change(in thousands) Rate Volume Assets: Interest-earning assets Loans $ 8,032 $ (2,817) $ 5,215 Investment securities (1,983) (8,182) (10,165) FHLB stock, Fed Funds and other 975 6,458 7,433 Total interest-earning assets 7,024 (4,541) 2,483 Liabilities: Deposits Demand deposits 110 (173) (63) Money market and savings 5,731 (7,405) (1,674) Certificates of deposit 25,556 12,513 38,069 Total interest-bearing deposits 31,397 4,935 36,332 Borrowings: Borrowings 1,702 11,320 13,022 Long-term debt 120 22 142 Total interest-bearing liabilities 33,219 16,277 49,496 Total changes in net interest income (loss) $ (26,195) $ (20,818) $ (47,013) Net interest income in 2024 decreased $46.7 million as compared to 2023 due primarily to a decrease in our net interest margin. Our net interest margin decreased from 1.88% in 2023 to 1.38% in 2024 due to a 67 basis point increase in the rates paid on interest-bearing liabilities which was partially offset by a 10 basis point increase in the yield on interest earning assets. Yields on interest-earning assets increased as yields on adjustable-rate loans increased due to increases in the indexes on which their pricing is based. The increase in the rates paid on our interest-bearing liabilities was due to an increase in the proportion of higher cost borrowings and a decrease in the proportion of noninterest-bearing deposits to the total balance of interest-bearing liabilities and higher deposit rates and higher borrowing rates. The increases in the rates paid on borrowings and deposits were due to increases in market interest rates over the prior year and the migration of noninterest-bearing and lower cost interest- bearing accounts to higher cost certificates of deposit and money market accounts. Provision for Credit Losses: There was no provision for credit losses recognized during 2024 as compared to a $0.4 million recovery in 2023. For 2024, the benefits of the reduction in loan balances during the year were offset by specific reserves on commercial loans. In the fourth quarter, we continued to experience a minimal level of identified credit issues in our loan portfolio and a lack of significant expected credit issues arising in future periods. The recovery of provision for credit losses in 2023 reflects the stable balance of our loan portfolio and minimal level of identified credit issues in our loan portfolio. 12

Noninterest income (loss) consisted of the following: Years Ended December 31, (in thousands) 2024 2023 Noninterest income (loss) Gain (loss) on loan origination and sale activities (1) Single family $ 9,573 $ 8,500 CRE, multifamily and SBA (2) (86,463) 846 Loan servicing income 12,497 12,648 Deposit fees 8,838 10,148 Other 11,170 9,779 Total noninterest income (loss) $ (44,385) $ 41,921 (1) May include loans originated as held for investment. (2) 2024 amount includes loss of $88.8 million on sale of $990 million of multifamily loans in the fourth quarter. Loan servicing income, a component of noninterest income, consisted of the following: Years Ended December 31, (in thousands) 2024 2023 Single family servicing income (loss), net: Servicing fees and other $ 15,081 $ 15,523 Changes - amortization (1) (6,500) (6,378) Subtotal 8,581 9,145 Risk management, single family MSRs: Changes in fair value due to assumptions (2) 1,743 414 Net gain (loss) from economic hedging (2,932) (1,744) Subtotal (1,189) (1,330) Total $ 7,392 $ 7,815 Commercial loan servicing income: Servicing fees and other $ 10,717 $ 10,611 Amortization of capitalized MSRs (5,612) (5,778) Total 5,105 4,833 Total loan servicing income $ 12,497 $ 12,648 (1) Represents changes due to collection/realization of expected cash flows and curtailments. (2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily affected by changes in mortgage interest rates. Noninterest income in 2024 decreased from 2023 primarily due to the $88.8 million loss on the sale of multifamily loans and lower deposit fees, partially offset by higher levels of income realized from our investments in small business investment companies. Noninterest expense consisted of the following: Years Ended December 31, (in thousands) 2024 2023 Noninterest expense Compensation and benefits $ 107,424 $ 111,064 Information services 29,872 29,901 Occupancy 21,719 22,241 General, administrative and other 37,199 38,809 Goodwill impairment charge — 39,857 Total noninterest expense $ 196,214 $ 241,872 13

The $45.7 million decrease in noninterest expense in 2024 as compared to 2023 was primarily due to a $39.9 million goodwill impairment in 2023, $3.6 million lower compensation and benefit costs and $1.6 million lower general and administrative costs, which were partially offset by $1.9 million of higher merger related expenses recognized in 2024. The decrease in compensation and benefit costs was primarily due to a 9% decrease in FTE and lower medical costs, which was partially offset by wage increases given in 2024. 14

Financial Condition – December 31, 2024 compared to December 31, 2023 During 2024, our total assets decreased $1.3 billion due primarily to the $990 million sale of multifamily loans and a $221 million decrease in investment securities. During 2024, we allowed our investment securities portfolio to decline through runoff. In 2024, total liabilities decreased $1.1 billion due to a $745 million decrease in borrowings and a $350 million decrease in deposits. The decrease in deposits was primarily due to a $467 million decrease in brokered certificates of deposit which was partially offset by increases in retail customer deposits. The $745 million decrease in borrowings during 2024 was primarily due to paydowns from the use of proceeds from the sale of multifamily loans. Investment Securities The fair values of our investment securities available for sale ("AFS") are as follows: At December 31, 2024 2023 (in thousands) Fair Value Fair Value Investment securities AFS: Mortgage-backed securities: Residential $ 167,462 $ 183,798 Commercial 47,642 47,756 Collateralized mortgage obligations: Residential 317,444 439,738 Commercial 54,945 57,397 Municipal bonds 378,259 404,874 Corporate debt securities 24,944 38,547 U.S. Treasury securities 19,987 20,184 Agency debentures 9,276 58,905 Total $ 1,019,959 $ 1,251,199 Loans The following table details the composition of our LHFI portfolio by dollar amount: At December 31, (in thousands) 2024 2023 CRE Non-owner occupied CRE $ 570,750 $ 641,885 Multifamily 2,992,675 3,940,189 Construction/land development 472,740 565,916 Total 4,036,165 5,147,990 Commercial and industrial loans Owner occupied CRE 361,997 391,285 Commercial business 312,004 359,049 Total 674,001 750,334 Consumer loans Single family 1,109,095 1,140,279 Home equity and other 412,535 384,301 Total (1) 1,521,630 1,524,580 Total LHFI 6,231,796 7,422,904 ACL (38,743) (40,500) Total LHFI less ACL $ 6,193,053 $ 7,382,404 (1) Includes $1.3 million of loans at December 31, 2024 and 2023, where a fair value option election was made at the time of origination and therefore, are carried at fair value with changes recognized in the consolidated income statements. 15

The following tables show the contractual maturity of our loan portfolio by loan type:

	December 31, 2024				Loans due after one year by rate characteristic	
(in thousands)	Within one year	After one year through five years	After five years	Total	Fixed-rate	Adjustable-rate
CRE						
Non-owner occupied CRE	$ 100,463	$ 123,856	$ 346,431	$ 570,750	$ 62,337	$ 407,950
Multifamily	7,771	197,069	2,787,835	2,992,675	137,305	2,847,600
Construction/land development	332,929	108,393	31,418	472,740	98,974	40,836
Total	441,163	429,318	3,165,684	4,036,165	298,616	3,296,386
Commercial and industrial loans						
Owner occupied CRE	16,076	129,278	216,643	361,997	110,006	235,915
Commercial business	110,405	135,130	66,469	312,004	48,270	153,329
Total	126,481	264,408	283,112	674,001	158,276	389,244
Consumer loans						
Single family	578	886	1,107,631	1,109,095	387,935	720,582
Home equity and other	57	38	412,440	412,535	7,445	405,033
Total	635	924	1,520,071	1,521,630	395,380	1,125,615
Total LHFI	$ 568,279	$ 694,650	$ 4,968,867	$ 6,231,796	$ 852,272	$ 4,811,245

	December 31, 2023				Loans due after one year by rate characteristic	
(in thousands)	Within one year	After one year through five years	After five years	Total	Fixed-rate	Adjustable-rate
CRE						
Non-owner occupied CRE	$ 29,737	$ 213,997	$ 398,151	$ 641,885	$ 101,854	$ 510,294
Multifamily	2,495	75,380	3,862,314	3,940,189	38,777	3,898,917
Construction/land development	502,033	63,883	—	565,916	28,958	34,925
Total	534,265	353,260	4,260,465	5,147,990	169,589	4,444,136
Commercial and industrial loans						
Owner occupied CRE	2,683	91,986	296,616	391,285	130,306	258,296
Commercial business	154,785	118,054	86,210	359,049	61,173	143,091
Total	157,468	210,040	382,826	750,334	191,479	401,387
Consumer loans						
Single family	590	1,036	1,138,653	1,140,279	414,957	724,732
Home equity and other	1	95	384,205	384,301	7,794	376,506
Total	591	1,131	1,522,858	1,524,580	422,751	1,101,238
Total LHFI	$ 692,324	$ 564,431	$ 6,166,149	$ 7,422,904	$ 783,819	$ 5,946,761

Loan Roll-forward

	Years Ended December 31,	
(in thousands)	2024	2023
Loans - beginning balance January 1,	$ 7,422,904	$ 7,426,320
Originations and advances	1,128,733	1,300,571
Transfers to LHFS	(1,170)	(2,507)
Loans sold	(994,243)	—
Payoffs, paydowns and other	(1,321,782)	(1,296,786)
Charge-offs and transfers to OREO	(2,646)	(4,694)
Loans - ending balance December 31,	$ 6,231,796	$ 7,422,904

16

Loan Originations and Advances Years Ended December 31, (in thousands) 2024 2023 CRE Non-owner occupied CRE $ 2,141 $ 20,025 Multifamily 146,654 129,712 Construction/land development 593,209 620,580 Total 742,004 770,317 Commercial and industrial loans Owner occupied CRE 5,652 25,880 Commercial business 142,277 127,790 Total 147,929 153,670 Consumer loans Single family 87,125 232,115 Home equity and other 151,675 144,469 Total 238,800 376,584 Total $ 1,128,733 $ 1,300,571 Production Volumes for Sale to the Secondary Market Years Ended December 31, (in thousands) 2024 2023 Loan originations Single family loans $ 413,983 $ 332,811 Commercial and industrial and CRE loans 107,352 30,061 Loans sold Single family loans 404,952 335,751 Commercial and industrial and CRE loans (1) 1,103,742 26,839 Net gain (loss) on loan origination and sale activities Single family loans $ 9,573 $ 8,500 Commercial and industrial and CRE loans (2) (86,463) 846 Total $ (76,890) $ 9,346 (1) May include loans originated as held for investment. 2024 amount includes sale of $990 million of multifamily loans in the fourth quarter. (2) May include loans originated as held for investment. 2024 amount includes loss of $88.8 million on sale of $990 million of multifamily loans in the fourth quarter. 17

Capitalized Mortgage Servicing Rights ("MSRs")

(in thousands)	Years Ended December 31, 2024	2023
Single Family MSRs		
Beginning balance	$ 74,249	$ 76,617
Additions and amortization:		
Originations	3,409	3,136
Purchases	—	460
Amortization [(1)]	(6,500)	(6,378)
Net additions and amortization	(3,091)	(2,782)
Change in fair value due to assumptions [(2)]	1,743	414
Ending balance	$ 72,901	$ 74,249
Ratio to related loans serviced for others	1.41 %	1.40 %
Multifamily and SBA MSRs		
Beginning balance	$ 29,987	$ 35,256
Originations	2,190	509
Amortization	(5,612)	(5,778)
Ending balance	$ 26,565	$ 29,987
Ratio to related loans serviced for others	1.38 %	1.58 %

(1) Represents changes due to collection/realization of expected cash flows and curtailments.
(2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily affected by changes in mortgage interest rates.

Deposits

Deposit balances and weighted average rates were as follows for the periods indicated:

	At December 31,			
	2024		2023	
(in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Deposits by product:				
Noninterest-bearing demand deposits	$ 1,195,781	— %	$ 1,306,503	— %
Interest-bearing:				
Interest-bearing demand deposits	323,112	0.35 %	344,748	0.25 %
Savings	229,659	0.06 %	261,508	0.06 %
Money market	1,396,697	1.72 %	1,622,665	1.79 %
Certificates of deposit				
Brokered deposits	751,406	4.61 %	1,218,008	5.36 %
Other	2,516,366	4.37 %	2,009,946	3.95 %
Total interest-bearing deposits	5,217,240	3.31 %	5,456,875	3.19 %
Total deposits	$ 6,413,021	2.65 %	$ 6,763,378	2.58 %

The following table presents the schedule of maturities of certificates of deposit as of December 31, 2024:

(in thousands)	Three Months or Less	Over Three Months to Twelve Months	Over One Year through Three Years	Over Three Years	Total
Time deposits of $250,000 or less	$ 1,486,016	$ 1,417,146	$ 97,155	$ 2,115	$ 3,002,432
Time deposits of $250,000 or more	87,610	166,521	10,671	538	265,340
Total	$ 1,573,626	$ 1,583,667	$ 107,826	$ 2,653	$ 3,267,772

18

Credit Risk Management: Delinquent Loans, Nonperforming Assets and Provision for Credit Losses

During 2024, our ratios of nonperforming assets to total assets and total loans delinquent over 30 days, including nonaccrual loans, increased, partially as a result of the sale of $990 million of multifamily loans in the fourth quarter. As of December 31, 2024, our ratio of nonperforming assets to total assets was 0.71% as compared to 0.45% at December 31, 2023, and our ratio of total loans delinquent over 30 days, including nonaccrual loans, to total loans was 1.06% as compared to 0.72% at December 31, 2023. The $16 million increase in nonaccrual loans during 2024 was primarily related to a syndicated commercial loan which we are participating.

Delinquent loans by loan type consisted of the following:

	At December 31, 2024						
	Past Due and Still Accruing						
(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual [(1)]	Current	Total loans
CRE							
Non- owner occupied CRE	$ —	$ —	$ —	$ 16,230	$ 16,230	$ 554,520	$ 570,750
Multifamily	—	—	—	1,915	1,915	2,990,760	2,992,675
Construction and land development							
Multifamily construction	—	—	—	—	—	98,906	98,906
CRE construction	—	—	—	3,821	3,821	7,217	11,038
Single family construction	—	—	—	—	—	320,826	320,826
Single family construction to permanent	—	—	—	—	—	41,970	41,970
Total	—	—	—	21,966	21,966	4,014,199	4,036,165
Commercial and industrial loans							
Owner occupied CRE	—	—	—	1,161	1,161	360,836	361,997
Commercial business	—	—	—	25,740	25,740	286,264	312,004
Total	—	—	—	26,901	26,901	647,100	674,001
Consumer loans							
Single family	4,601	1,096	4,354 (2)	2,990	13,041	1,096,054	1,109,095
Home equity and other	344	631	—	3,137	4,112	408,423	412,535
Total	4,945	1,727	4,354	6,127	17,153	1,504,477	1,521,630 (3)
Total loans	$ 4,945	$ 1,727	$ 4,354	$ 54,994	$ 66,020	$6,165,776	$6,231,796
%	0.08 %	0.03 %	0.07 %	0.88 %	1.06 %	98.94 %	100.00 %

(1) Includes loans whose repayments are insured by the FHA or guaranteed by the VA or SBA of $11.3 million.

(2) FHA-insured and VA-guaranteed single family loans that are 90 days or more past due are maintained on accrual status if they are determined to have little to no risk of loss.

(3) Includes $1.3 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in our consolidated income statements.

19

	At December 31, 2023						
	Past Due and Still Accruing						
(in thousands)	30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual [1]	Current	Total loans
CRE							
Non- owner occupied CRE	$ —	$ —	$ —	$ 16,803	$ 16,803	$ 625,082	$ 641,885
Multifamily	—	1,915	—	—	1,915	3,938,274	3,940,189
Construction and land development							
Multifamily construction	—	—	—	—	—	168,049	168,049
CRE construction	—	—	—	3,821	3,821	14,692	18,513
Single family construction	—	—	—	—	—	274,050	274,050
Single family construction to permanent	—	—	—	—	—	105,304	105,304
Total	—	1,915	—	20,624	22,539	5,125,451	5,147,990
Commercial and industrial loans							
Owner occupied CRE	—	—	—	706	706	390,579	391,285
Commercial business	—	—	—	13,686	13,686	345,363	359,049
Total	—	—	—	14,392	14,392	735,942	750,334
Consumer loans							
Single family	5,174	1,993	4,261 [2]	2,650	14,078	1,126,201	1,140,279
Home equity and other	974	225	—	1,310	2,509	381,792	384,301
Total	6,148	2,218	4,261	3,960	16,587	1,507,993	1,524,580 [3]
Total loans	$ 6,148	$ 4,133	$ 4,261	$ 38,976	$ 53,518	$ 7,369,386	$ 7,422,904
%	0.08 %	0.05 %	0.06 %	0.53 %	0.72 %	99.28 %	100.00 %

(1) Includes loans whose repayments are insured by the FHA or guaranteed by the VA or SBA of $12.4 million.

(2) FHA-insured and VA-guaranteed single family loans that are 90 days or more past due are maintained on accrual status if they are determined to have little to no risk of loss.

(3) Includes $1.3 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in our consolidated income statements.

Management considers the current level of the ACL to be appropriate to cover estimated lifetime losses within our LHFI portfolio. The following table presents the ACL by product type:

	December 31, 2024		December 31, 2023	
(in thousands)	Balance	Rate [1]	Balance	Rate [1]
CRE				
Non-owner occupied CRE	$ 1,739	0.30 %	$ 2,610	0.41 %
Multifamily	14,909	0.50 %	13,093	0.33 %
Construction/land development				
Multifamily construction	849	0.86 %	3,983	2.37 %
CRE construction	66	0.60 %	189	1.02 %
Single family construction	6,737	2.10 %	7,365	2.69 %
Single family construction to permanent	184	0.44 %	672	0.64 %
Total	24,484	0.61 %	27,912	0.54 %
Commercial and industrial loans				
Owner occupied CRE	576	0.16 %	899	0.23 %
Commercial business	6,886	2.23 %	2,950	0.83 %
Total	7,462	1.12 %	3,849	0.52 %
Consumer loans				
Single family	3,610	0.35 %	5,287	0.51 %
Home equity and other	3,187	0.77 %	3,452	0.90 %
Total	6,797	0.47 %	8,739	0.61 %
Total ACL	$ 38,743	0.63 %	$ 40,500	0.55 %

(1) The ACL rate is calculated excluding balances related to loans that are insured by the FHA or guaranteed by the VA or SBA.

20

Liquidity and Sources of Funds Liquidity risk management is primarily intended to ensure we are able to maintain sources of cash to adequately fund operations and meet our obligations, including demands from depositors, draws on lines of credit and paying any creditors, on a timely and cost-effective basis, in various market conditions. Our liquidity profile is influenced by changes in market conditions, the composition of the balance sheet and risk tolerance levels. The Company has established liquidity guidelines and operating plans that detail the sources and uses of cash and liquidity. The Company's primary sources of liquidity include deposits, loan payments and investment securities payments, both principal and interest, borrowings, and proceeds from the sale of loans and investment securities. Borrowings include advances from the FHLB, borrowings from the Federal Reserve, federal funds purchased and borrowing from other financial institutions. Additionally, the Company may sell stock or issue long-term debt to raise funds. While scheduled principal repayments on loans and investment securities are a relatively predictable source of funds, deposit inflows and outflows and prepayments of loans and investment securities are greatly influenced by interest rates, economic conditions and competition. The Company’s contractual cash flow obligations include the maturity of certificates of deposit, short term and long-term borrowings, interest on certificates of deposit and borrowings, operating leases and fees for information technology related services and professional services. Obligations for certificates of deposit and short-term borrowings are typically satisfied through the renewal of these instruments or the generation of new deposits or use of available short-term borrowings. Interest payments and obligations related to leases and services are typically met by cash generated from our operations. The Company does not have any obligation to repay long-term debt within the next three years other than $65 million in principal amount of Senior Notes maturing on June 1, 2026. The Company intends to repay the Senior Notes with dividends made to the Company from the Bank or from funds received through the issuance of new debt or sales of stock. At December 31, 2024, the Bank had available borrowing capacity of $1.3 billion from the FHLB, $1.6 billion from the FRBSF and $1.0 billion under borrowing lines established with other financial institutions. We believe that our current unrestricted cash and cash equivalents, cash flows from operations and borrowing capacity will be sufficient to meet our liquidity needs for at least the next 12 months. We are currently not aware of any other trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way that will impact our liquidity needs during or beyond the next 12 months. Cash Flows For 2024 and 2023, cash and cash equivalents increased $190.9 million and $142.8 million, respectively. As a banking institution, the Company has extensive access to liquidity. As excess liquidity can reduce the Company’s earnings and returns, the Company manages its cash positions to minimize the level of excess liquidity and does not attempt to maximize the level of cash and cash equivalents. The following discussion highlights the major activities and transactions that affected our cash flows during these periods. Cash flows from operating activities The Company's operating assets and liabilities are used to support our lending activities, including the origination and sale of mortgage loans. For 2024, $46 million of cash was used in operating activities primarily due to our net loss for the year, excluding the impact of the $88.8 million loss on the sale of $990 million of multifamily loans, the net proceeds of which are included in investing activities. For 2023, cash of $8 million was provided by operating activities. Cash flows from investing activities The Company's investing activities are primarily related to investment securities and LHFI. For 2024, cash of $1.3 billion was provided by investing activities primarily from proceeds from the sale of $990 million of multifamily loans, principal repayments on AFS investment securities, LHFI repayments in excess of originations and net FHLB stock sales. For 2023, cash of $484 million was provided by investing activities primarily from the cash acquired from an acquisition of branches and the related deposits, principal repayments on AFS investment securities and LHFI repayments in excess of originations, partially offset by the purchase of AFS investments securities and net FHLB stock purchases. Cash flows from financing activities The Company's financing activities are primarily related to deposits, net proceeds from borrowings and equity transactions. For 2024, cash of $1.1 billion was used in financing activities primarily due to a net decrease in long-term and short-term 21 borrowings, which was generated from the sale of $990 million of multifamily loans and decreases in deposits. For 2023, cash of $349 million was used in financing activities primarily due to decreases in deposits and dividends paid on our common stock, partially offset by a net increase in long-term and short-term borrowings.

Capital Resources and Dividends

The capital rules applicable to United States based bank holding companies and federally insured depository institutions ("Capital Rules") require the Company (on a consolidated basis) and the Bank (on a stand-alone basis) to meet specific capital adequacy requirements that, for the most part, involve quantitative measures, primarily in terms of the ratios of their capital to their assets, liabilities, and certain off-balance sheet items, calculated under regulatory accounting practices. In addition, prompt corrective action regulations place a federally insured depository institution, such as the Bank, into one of five capital categories on the basis of its capital ratios: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; or (v) critically undercapitalized. A depository institution's primary federal regulatory agency may determine that, based on certain qualitative assessments, the depository institution should be assigned to a lower capital category than the one indicated by its capital ratios. At each successive lower capital category, a depository institution is subject to greater operating restrictions and increased regulatory supervision by its federal bank regulatory agency.

The following tables set forth the capital and capital ratios of HomeStreet Inc. (on a consolidated basis) and HomeStreet Bank as of the dates indicated below, as compared to the respective regulatory requirements applicable to them:

	At December 31, 2024					
	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As "Well Capitalized"	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeStreet, Inc.						
Tier 1 leverage capital (to average assets) (1)	$ 537,057	5.77 %	$ 372,319	4.0 %	NA	NA
Common equity tier 1 capital (to risk-weighted assets)	477,057	8.62 %	249,109	4.5 %	NA	NA
Tier 1 risk-based capital (to risk-weighted assets)	537,057	9.70 %	332,145	6.0 %	NA	NA
Total risk-based capital (to risk-weighted assets)	677,225	12.23 %	442,860	8.0 %	NA	NA
HomeStreet Bank						
Tier 1 leverage capital (to average assets) (1)	$ 678,869	7.30 %	$ 372,132	4.0 %	$ 465,165	5.0 %
Common equity tier 1 capital (to risk-weighted assets)	678,869	12.27 %	249,000	4.5 %	359,667	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)	678,869	12.27 %	332,001	6.0 %	442,667	8.0 %
Total risk-based capital (to risk-weighted assets)	720,498	13.02 %	442,667	8.0 %	553,334	10.0 %

(1) Due to the timing of our loan sale at the end of December 2024, our Tier 1 leverage regulatory capital ratios, which are based on average assets for the quarter, were temporarily suppressed. If the $990 million loan sale had occurred at the beginning of the fourth quarter, average assets for the fourth quarter for the Company and the Bank would have been approximately $8.3 billion and the Tier 1 leverage ratio for the Company and the Bank as of December 31, 2024 would have been approximately 6.45% and 8.15%, respectively.

22

	At December 31, 2023								
	Actual			For Minimum Capital Adequacy Purposes			To Be Categorized As "Well Capitalized"		
(dollars in thousands)		Amount	Ratio		Amount	Ratio		Amount	Ratio
HomeStreet, Inc.									
Tier 1 leverage capital (to average assets)	$	675,440	7.04 %	$	383,696	4.0 %		NA	NA
Common equity tier 1 capital (to risk-weighted assets)		615,440	9.66 %		286,709	4.5 %		NA	NA
Tier 1 risk-based capital (to risk-weighted assets)		675,440	10.60 %		382,279	6.0 %		NA	NA
Total risk-based capital (to risk-weighted assets)		818,075	12.84 %		509,705	8.0 %		NA	NA
HomeStreet Bank									
Tier 1 leverage capital (to average assets)	$	814,719	8.50 %	$	383,482	4.0 %	$	479,352	5.0 %
Common equity tier 1 capital (to risk-weighted assets)		814,719	12.79 %		286,569	4.5 %		413,933	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)		814,719	12.79 %		382,092	6.0 %		509,456	8.0 %
Total risk-based capital (to risk-weighted assets)		858,992	13.49 %		509,456	8.0 %		636,820	10.0 %

At each of the dates set forth in the above table, the Company exceeded the minimum required capital ratios applicable to it and the Bank's capital ratios exceeded the minimums necessary to qualify as a well-capitalized depository institution under the prompt corrective action regulations. In addition to the minimum capital ratios, both the Company and the Bank are required to maintain a "conservation buffer" consisting of additional Common Equity Tier 1 Capital which is at least 2.5% above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses. The required ratios for capital adequacy set forth in the above table do not include the Capital Rules' additional capital conservation buffer, though each of the Company and the Bank maintained capital ratios necessary to satisfy the capital conservation buffer requirements as of the dates indicated. At December 31, 2024, capital conservation buffers for the Company and the Bank were 3.70% and 5.02%, respectively.

The Company did not pay any cash dividends in 2024 and currently does not plan to pay quarterly dividends in 2025. The amount and declaration of future cash dividends are subject to approval by our Board of Directors and certain statutory requirements and regulatory restrictions.

We had no material commitments for capital expenditures as of December 31, 2024.

Accounting Developments

See Financial Statements and Supplementary Data - Note 1, *Summary of Significant Accounting Policies* for a discussion of accounting developments.

23

Non-GAAP Financial Measures To supplement our consolidated financial statements presented in accordance with GAAP, we use certain non-GAAP measures of financial performance. In this Annual Report, we use the following non-GAAP measures: (i) tangible common equity and tangible assets as we believe this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of capital ratios; (ii) core net income (loss) and effective tax rate on core net income (loss) before taxes, which excludes the loss on the sale of $990 million of multifamily loans due to the unusual nature and size of the loan sale, the deferred tax asset valuation allowance because it is a significant unusual item, goodwill impairment charges because they were an unusual nonrecurring item, loss on debt extinguishment and merger related expenses and the related tax impact as we believe this measure is a better comparison to be used for projecting future results; and (iii) an efficiency ratio which is the ratio of noninterest expense to the sum of net interest income and noninterest income, excluding certain items of income or expense considered non-core and excluding taxes incurred and payable to the state of Washington as such taxes are not classified as income taxes and we believe including them in noninterest expense impacts the comparability of our results to those companies whose operations are in states where assessed taxes on business are classified as income taxes. These supplemental performance measures may vary from, and may not be comparable to, similarly titled measures provided by other companies in our industry. Non-GAAP financial measures are not in accordance with, or an alternative for, GAAP. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. A non-GAAP financial measure may also be a financial metric that is not required by GAAP or other applicable requirements. We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by providing additional information used by management that is not otherwise required by GAAP or other applicable requirements. Our management uses, and believes that investors benefit from referring to, these non-GAAP financial measures in assessing our operating results and when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate a comparison of our performance to prior periods. We believe these measures are frequently used by securities analysts, investors and other parties in the evaluation of companies in our industry. These non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures prepared in accordance with GAAP. In the information below, we have provided reconciliations of, where applicable, the most comparable GAAP financial measures to the non-GAAP measures used in this Annual Report, or a calculation of the non-GAAP financial measure. 24

Reconciliations of non-GAAP results of operations to the nearest comparable GAAP measures or the calculation of the non- GAAP financial measures For the Year Ended (in thousands, except ratio) 2024 2023 Core net income (loss) Net income (loss) $ (144,344) $ (27,508) Adjustments (tax effected) Loss on loan sale 67,058 — Merger related expenses 2,674 1,170 Loss on debt extinguishment 353 — Goodwill impairment charge — 34,622 Deferred tax valuation allowance 53,310 — Total $ (20,949) $ 8,284 Core net income (loss) per fully diluted share Fully diluted shares 18,857,392 18,783,005 Computed amount $ (1.11) $ 0.44 Return on average tangible equity - Core Average shareholders' equity $ 530,360 $ 552,234 Less: Average goodwill and other intangibles (8,476) (25,695) Average tangible equity $ 521,884 $ 526,539 Core net income $ (20,949) $ 8,284 Adjustments (tax effected): Amortization on core deposit intangibles 1,950 2,302 Tangible income applicable to shareholders $ (18,999) $ 10,586 Ratio (3.6) % 2.0 % Return on average equity - Core Average shareholders' equity (per above) $ 530,360 $ 552,234 Core net income (loss) (per above) (20,949) 8,284 Ratio (3.9) % 1.5 % Efficiency ratio Noninterest expense Total $ 196,214 $ 241,872 Adjustments: Merger related expenses (3,428) (1,500) Loss on debt extinguishment (452) — Goodwill Impairment charge — (39,857) State of Washington taxes (1,510) (994) Adjusted total $ 190,824 $ 199,521 Total revenues Net interest income $ 120,087 $ 166,753 Noninterest income (44,385) 41,921 Loss on loan sale 88,818 — Total $ 164,520 $ 208,674 Ratio 116.0% 95.6 % Return on Average assets - Core Average Assets $ 9,259,233 $ 9,469,170 Core net income (loss) - per above (20,949) 8,284 Ratio (0.23) % 0.09 % Effective tax rate used in computations above (1) 22.0% 22.0% 25

As of December 31, (in thousands, except share data) 2024 2023 Tangible book value per share Shareholders' equity $ 396,997 $ 538,387 Less: other intangibles (7,141) (9,641) Tangible shareholder's equity $ 389,856 $ 528,746 Common shares outstanding 18,857,565 18,810,055 Computed amount $ 20.67 $ 28.11 Tangible common equity to tangible assets Tangible shareholder's equity (per above) $ 389,856 $ 528,746 Tangible assets Total assets $ 8,123,698 $ 9,392,450 Less: Other intangibles (7,141) (9,641) Net $ 8,116,557 $ 9,382,809 Ratio 4.8% 5.6% (1) Effective tax rate indicated is used for all adjustments except the loss on loan sale and the goodwill impairment charge. A computed effective rate of 13.1% was used for the goodwill impairment charge as a portion of this charge was not deductible for tax purposes. The gross effective tax rate of 24.5% was used for the loss on loan sale due to the large size of the loss in relation to permanent differences that could impact our gross effective rate. 26

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Market Risk Management Market risk is defined as the sensitivity of income, fair value measurements and capital to changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices. The primary market risks that we are exposed to are price and interest rate risks. Price risk is defined as the risk to current or anticipated earnings or capital arising from changes in the value of either assets or liabilities that are entered into as part of distributing or managing risk. Interest rate risk is defined as risk to current or anticipated earnings or capital arising from movements in interest rates. For the Company, price and interest rate risks arise from the financial instruments and positions we hold. This includes loans, MSRs, investment securities, deposits, borrowings, long-term debt and derivative financial instruments. Due to the nature of our current operations, we are not subject to foreign currency exchange or commodity price risk. Our real estate loan portfolio is subject to risks associated with the local economies of our various markets, in particular, the regional economy of the western United States, including Hawaii. The spread between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative dollar amounts of these assets and liabilities are the principal items affecting net interest income. Changes in net interest rates (interest rate risk) are influenced to a significant degree by the repricing characteristics of assets and liabilities (timing risk), the relationship between various rates (basis risk), customer options (option risk) and changes in the shape of the yield curve (time-sensitive risk). We manage the available-for-sale investment securities portfolio while maintaining a balance between risk and return. The Company's funding strategy is to grow core deposits while we efficiently supplement using wholesale borrowings. We estimate the sensitivity of our net interest income to changes in market interest rates using an interest rate simulation model that includes assumptions related to the level of balance sheet growth, deposit repricing characteristics and the rate of prepayments for multiple interest rate change scenarios. Interest rate sensitivity depends on certain repricing characteristics in our interest-earnings assets and interest-bearing liabilities, including the maturity structure of assets and liabilities and their repricing characteristics during the periods of changes in market interest rates. Effective interest rate risk management seeks to ensure both assets and liabilities respond to changes in interest rates within an acceptable timeframe, minimizing the impact of interest rate changes on net interest income and capital. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities, at a point in time, that are subject to repricing at various time horizons, known as interest rate sensitivity gaps. 27

The following table presents sensitivity gaps for these different intervals:

	December 31, 2024								
(dollars in thousands)	3 Mos. or Less	More Than 3 Mos. to 6 Mos.	More Than 6 Mos. to 12 Mos.	More Than 12 Mos. to 3 Yrs.	More Than 3 Yrs. to 5 Yrs.	More Than 5 to 15 Yrs.	More Than 15 Yrs.	Non-Rate-Sensitive	Total
Interest-earning assets									
Cash & cash equivalents	$ 406,600	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 406,600
FHLB Stock	45,049	—	—	—	—	—	5,627	—	50,676
Investment securities [1]	139,077	95,026	69,091	110,144	133,929	496,921	12,818	—	1,057,006
LHFS	20,312	—	—	—	—	—	—	—	20,312
LHFI [1]	1,267,949	413,055	576,358	1,708,257	1,418,040	777,129	71,008	—	6,231,796
Total	1,878,987	508,081	645,449	1,818,401	1,551,969	1,274,050	89,453	—	7,766,390
Noninterest-earning assets	—	—	—	—	—	—	—	357,308	357,308
Total assets	$ 1,878,987	$ 508,081	$ 645,449	$ 1,818,401	$ 1,551,969	$1,274,050	$ 89,453	$ 357,308	$ 8,123,698
Interest-bearing liabilities									
Demand deposit accounts [2]	$ 323,112	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 323,112
Savings accounts [2]	229,659	—	—	—	—	—	—	—	229,659
Money market accounts [2]	1,396,697	—	—	—	—	—	—	—	1,396,697
Certificates of deposit	1,573,626	1,061,767	521,900	107,826	2,653	—	—	—	3,267,772
FHLB advances	—	—	450,000	550,000	—	—	—	—	1,000,000
Long-term debt [3]	60,397	—	—	164,734	—	—	—	—	225,131
Total	3,583,491	1,061,767	971,900	822,560	2,653	—	—	—	6,442,371
Noninterest-bearing liabilities	—	—	—	—	—	—	—	1,284,330	1,284,330
Shareholders' Equity	—	—	—	—	—	—	—	396,997	396,997
Total liabilities and shareholders' equity	$ 3,583,491	$ 1,061,767	$ 971,900	$ 822,560	$ 2,653	$ —	$ —	$1,681,327	$ 8,123,698
Interest sensitivity gap	$ (1,704,504)	$ (553,686)	$ (326,451)	$ 995,841	$ 1,549,316	$1,274,050	$ 89,453		
Cumulative interest rate sensitivity gap									
Total	$ (1,704,504)	$ (2,258,190)	$ (2,584,641)	$ (1,588,800)	$ (39,484)	$1,234,566	$1,324,019		
As a % of total assets	(21)%	(28)%	(32)%	(20)%	— %	15 %	16 %		
As a % of cumulative interest-bearing liabilities	52 %	51 %	54 %	75 %	99 %	119 %	121 %		

(1) Based on contractual maturities, repricing dates and forecasted principal payments assuming normal amortization and, where applicable, prepayments.
(2) Assumes 100% of interest-bearing non-maturity deposits are subject to repricing in three months or less.
(3) Based on contractual maturity.

As of December 31, 2024, the Company is considered liability sensitive as exhibited by the gap table above and our net interest income sensitivity analysis.

Changes in the mix of interest-earning assets or interest-bearing liabilities can either increase or decrease the net interest margin, without affecting interest rate sensitivity. In addition, the interest rate spread between an earning asset and its funding liability can vary significantly, while the timing of repricing for both the asset and the liability remains the same, thereby impacting net interest income. This characteristic is referred to as basis risk. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have a significant impact on our net interest margin. Because of these factors, an interest sensitivity gap analysis may not provide an accurate assessment of our actual exposure to changes in interest rates.

28

The estimated impact on our net interest income over a time horizon of one year and the change in net portfolio value as of December 31, 2024 and 2023 are provided in the table below. For the scenarios shown, the interest rate simulation assumes an instantaneous and sustained shift in market interest rates and no change in the composition or size of the balance sheet.

Change in Interest Rates (basis points) [1]	December 31, 2024		December 31, 2023	
	Percentage Change			
	Net Interest Income [2]	Net Portfolio Value [3]	Net Interest Income [2]	Net Portfolio Value [3]
+300	(4.0)%	(14.5)%	(15.4)%	(23.8)%
+200	(1.5)%	(6.6)%	(9.4)%	(13.9)%
+100	(0.5)%	(2.6)%	(4.2)%	(5.9)%
-100	0.3 %	(0.2)%	3.5 %	1.9 %
-200	0.1 %	(3.8)%	6.6 %	1.0 %
-300	— %	(12.3)%	10.9 %	(6.7)%

(1) For purposes of our model, we assume interest rates will not go below zero. This "floor" limits the effect of a potential negative interest rate shock in a low rate environment.

(2) This percentage change represents the impact to net interest income for a one-year period, assuming there is no change in the structure of the balance sheet.

(3) This percentage change represents the impact to the net present value of equity, assuming there is no change in the structure of the balance sheet.

The reduced levels of interest rate sensitivity between December 31, 2024 and 2023 reflect the effect of selling $990 million of multifamily loans at the end of the fourth quarter of 2024 which resulted in a lower balance of fixed-rate assets and adjustable rate borrowings. Some of the assumptions made in the simulation model may not materialize and unanticipated events and circumstances will occur. We do not allow for negative rate assumptions in our model, but actual results in extreme interest rate decline scenarios may result in negative rate assumptions which may cause the modeling results to be inherently unreliable. In addition, the simulation model does not take into account any future actions that we could undertake to mitigate an adverse impact due to changes in interest rates from those expected, in the actual level of market interest rates or competitive influences on our deposits.

29

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Shareholders and the Board of Directors of HomeStreet, Inc. Seattle, Washington Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of HomeStreet, Inc. and the Subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO. Basis for Opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. 30

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Allowance for Credit Losses for Loans Held for Investment – Economic Qualitative Factor – Refer to Notes 1 and 3 to the financial statements The Company accounts for its allowance for credit losses (“ACL”) on loans held for investment in accordance with Accounting Standards Codification Topic 326: Financial Instruments – Credit Losses, which requires the measurement of the current expected credit losses for financial assets held at the reporting date. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the loans. Management estimates the ACL balance using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. As of December 31, 2024, the Company’s consolidated allowance for credit losses on loans was $38,743,000 and there was no provision for credit losses on loans for the year then ended. The Company's ACL model uses statistical analysis to determine life of loan default rates for the quantitative component and analyzes qualitative factors (“Q-Factors”) that assess the current loan portfolio and forecasted economic environment. The Q- Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. The Q-Factors require management to make significant judgment about the assumptions that are inherently uncertain. The significant qualitative adjustment relates to the economic Q-Factor. We identified auditing of the qualitative adjustment for the economic Q-Factor as a critical audit matter because of the significant judgments applied by management in determining the qualitative adjustment. In addition, auditing the Company’s qualitative adjustment for the economic Q-Factor required a high degree of auditor judgment and an increased extent of effort. The primary audit procedures we performed to address this critical audit matter included the following: • Tested the design and operating effectiveness of controls over Q-Factor adjustments within the ACL model, including controls addressing: ▪ Management’s review of the reasonableness of assumptions and judgments, including the qualitative risk adjustments used to derive the economic Q-Factor. ▪ Management’s review of the calculation of Q-Factor adjustments, including the application of the economic Q-Factor. ▪ Management’s evaluation of the relevance and reliability of data utilized in the calculation of the economic Q-Factor. • Tested the mathematical accuracy of economic Q-Factor adjustments within the ACL model. • Tested the relevance and reliability of the data used in the determination of economic Q-Factor adjustments. • Evaluated the reasonableness of management’s assumptions and judgments used in the determination of the economic Q-Factor adjustments and the resulting allocation to the qualitative allowance for the ACL on loans. Single Family Mortgage Servicing Rights — Projected Prepayment Speed and Discount Rate Assumptions — Refer to Notes 1, 9, and 13 to the financial statements The Company initially records, and subsequently measures, single family mortgage servicing rights (“MSRs”) at fair value and categorizes its single family MSRs as “Level 3” financial instruments. Changes in the fair value of single family MSRs result from changes in (1) model inputs and assumptions and (2) modeled amortization, representing the collection and realization of expected cash flows and curtailments over time. The model inputs used to estimate the fair value of single family MSRs include assumptions regarding projected prepayment speeds and discount rates. The Company's methodology for estimating the fair value of single family MSRs is highly sensitive to changes in these assumptions. We identified the auditing of the projected prepayment speed and discount rate assumptions used in the single family MSRs valuation as a critical audit matter because of the significant judgment applied by management in evaluating these assumptions. In addition, auditing the Company’s single family MSRs valuation required a high degree of auditor judgment and an increased 31 extent of effort, including the need to involve third party fair value specialists to evaluate the reasonableness of management’s assumptions related to the selection of projected prepayment speeds and discount rates used in the valuation of the single family MSRs. The primary audit procedures we performed to address this critical audit matter included the following: • Tested the design and operating effectiveness of controls related to the appropriateness of the fair value of single family MSRs, including management’s review of the projected prepayment speeds and discount rates. • Compared management’s estimate of fair value of single family MSRs to a fair value estimate independently determined by a third party fair value specialist using projected prepayment speeds and discount rates obtained from market survey data. By: /s/ Crowe LLP We have served as the Company's auditor since 2023. Los Angeles, California March 7, 2025 32

HOMESTREET, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS At December 31, (in thousands, except share data) 2024 2023 ASSETS Cash and cash equivalents $ 406,600 $ 215,664 Investment securities 1,057,006 1,278,268 Loans held for sale ("LHFS") 20,312 19,637 Loans held for investment ("LHFI") (net of allowance for credit losses of $38,743 and $40,500) 6,193,053 7,382,404 Mortgage servicing rights ("MSRs") 99,466 104,236 Premises and equipment, net 47,201 53,582 Other real estate owned ("OREO") 2,820 3,667 Intangible assets 7,141 9,641 Other assets 290,099 325,351 Total assets $ 8,123,698 $ 9,392,450 LIABILITIES AND SHAREHOLDERS' EQUITY Liabilities: Deposits $ 6,413,021 $ 6,763,378 Borrowings 1,000,000 1,745,000 Long-term debt 225,131 224,766 Accounts payable and other liabilities 88,549 120,919 Total liabilities 7,726,701 8,854,063 Commitments and contingencies (Note 10) Shareholders' equity: Common stock, no par value, authorized 160,000,000 shares; issued and outstanding, 18,857,565 shares and 18,810,055 shares 233,185 229,889 Retained earnings 251,013 395,357 Accumulated other comprehensive income (loss) (87,201) (86,859) Total shareholders' equity 396,997 538,387 Total liabilities and shareholders' equity $ 8,123,698 $ 9,392,450 See accompanying notes to consolidated financial statements. 33

HOMESTREET, INC. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS Years Ended December 31, (in thousands, except share and per share data) 2024 2023 Interest income: Loans $ 346,691 $ 341,255 Investment securities 39,576 49,615 Cash, Fed Funds and other 16,306 8,873 Total interest income 402,573 399,743 Interest expense: Deposits 174,252 137,920 Borrowings 108,234 95,070 Total interest expense 282,486 232,990 Net interest income 120,087 166,753 Provision for credit losses — (441) Net interest income after provision for credit losses 120,087 167,194 Noninterest income (loss): Net gain (loss) on loan origination and sale activities (76,890) 9,346 Loan servicing income 12,497 12,648 Deposit fees 8,838 10,148 Other 11,170 9,779 Total noninterest income (loss) (44,385) 41,921 Noninterest expense: Compensation and benefits 107,424 111,064 Information services 29,872 29,901 Occupancy 21,719 22,241 General, administrative and other 37,199 38,809 Goodwill impairment — 39,857 Total noninterest expense 196,214 241,872 Income (loss) before income taxes (120,512) (32,757) Income tax (benefit) expense 23,832 (5,249) Net income (loss) $ (144,344) $ (27,508) Net income (loss) per share Basic $ (7.65) $ (1.46) Diluted $ (7.65) $ (1.46) Weighted average shares outstanding: Basic 18,857,392 18,783,005 Diluted 18,857,392 18,783,005 See accompanying notes to consolidated financial statements. 34

HOMESTREET, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Years Ended December 31, (in thousands) 2024 2023 Net income (loss) $ (144,344) $ (27,508) Other comprehensive income (loss): Unrealized gain (loss) on investment securities available for sale ("AFS") (115) 15,535 Reclassification for net (gains) losses included in income — (3) Other comprehensive income (loss) before tax (115) 15,532 Income tax impact of: Unrealized gain (loss) on investment securities AFS 227 2,862 Reclassification for net (gains) losses included in income — (1) Total 227 2,861 Other comprehensive income (loss) (342) 12,671 Total comprehensive income (loss) $ (144,686) $ (14,837) See accompanying notes to consolidated financial statements. 35

HOMESTREET, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands, except share data) Number of shares Common stock Retained earnings Accumulated other comprehensive income (loss) Total Balance, December 31, 2022 18,730,380 $ 226,592 $ 435,085 $ (99,530) $ 562,147 Net income (loss) — — (27,508) — (27,508) Share-based compensation expense — 3,613 — — 3,613 Common stock issued - Stock grants 92,769 — — — — Other comprehensive income — — — 12,671 12,671 Dividends declared ($0.65 per share) — — (12,220) — (12,220) Common stock repurchased(1) (13,094) (316) — — (316) Balance, December 31, 2023 18,810,055 229,889 395,357 (86,859) 538,387 Net income (loss) — — (144,344) — (144,344) Share-based compensation expense — 3,430 — — 3,430 Common stock issued - Stock grants 60,483 — — — — Other comprehensive income (loss) — — — (342) (342) Common stock repurchased(1) (12,973) (134) — — (134) Balance, December 31, 2024 18,857,565 $ 233,185 $ 251,013 $ (87,201) $ 396,997 1) These amounts represent shares withheld from stock grants to pay for individual employee taxes on their stock grants. See accompanying notes to consolidated financial statements. 36

HOMESTREET, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS CASH FLOWS FROM OPERATING ACTIVITIES: Net income (loss) $ (144,344) $ (27,508) Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: Goodwill impairment charge — 39,857 Provision for credit losses — (441) Loss on sale of $990 million of multifamily loans 88,618 — Depreciation and amortization, premises and equipment 6,580 7,146 Amortization of premiums and discounts: investment securities, deposits, debt 2,689 357 Operating leases: excess of payments over amortization (3,101) (3,145) Amortization of finance leases 181 425 Amortization of core deposit intangibles 2,500 2,951 Amortization of deferred loan fees and costs (287) (1,039) Share-based compensation expense 3,430 3,613 Lease abandonment costs 1,064 — Deferred income tax (benefit) expense 17,943 (9,129) Loss on debt extinguishment 452 — Origination of LHFS (517,998) (362,453) Proceeds from sale of LHFS 521,128 363,327 Net fair value adjustment and gain on sale of LHFS (2,635) (676) Origination of MSRs (5,599) (3,645) Change in fair value of MSRs 4,757 5,964 Amortization of servicing rights 5,612 5,778 Net fair value adjustment, gain on sale and provision for losses on other real estate owned 180 (975) Net decrease (increase) in trading securities (10,046) (5,695) Decrease (increase) in other assets 10,862 (44,386) Increase (decrease) in accounts payable and other liabilities (27,907) 37,698 Net cash provided by (used in) operating activities (45,921) 8,024 CASH FLOWS FROM INVESTING ACTIVITIES: Purchase of investment securities — (53,232) Proceeds from sale of investment securities — 4,693 Principal payments on investment securities 229,556 192,555 Proceeds from sale of OREO 126 2,972 Proceeds from sale of $990 million of multifamily loans 905,625 — Net decrease in LHFI, excluding sale of $990 million of multifamily loans 194,086 18,958 Purchases of premises and equipment (490) (3,811) Net cash received from acquisitions of branches — 327,901 Proceeds from sale of Federal Home Loan Bank stock 305,113 222,814 Purchases of Federal Home Loan Bank stock (300,496) (228,802) Net cash provided by investing activities 1,333,520 484,048 Years Ended December 31, (in thousands) 2024 2023 37

CASH FLOWS FROM FINANCING ACTIVITIES: Decrease in deposits, net $ (351,043) $ (1,065,463) Changes in short-term borrowings, net (100,000) 84,000 Proceeds from other long-term borrowings 510,000 1,180,000 Repayment of other long-term borrowings (1,155,452) (535,000) Repayment of finance lease principal (168) (456) Dividends paid on common stock — (12,317) Net cash used in financing activities (1,096,663) (349,236) Net increase in cash and cash equivalents 190,936 142,836 Cash and cash equivalents, beginning of year 215,664 72,828 Cash and cash equivalents, end of year $ 406,600 $ 215,664 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: Cash paid during the period for: Interest $ 298,498 $ 217,132 Federal and state income taxes (net refunds) (637) (5,287) Non-cash activities: LHFI foreclosed and transferred to OREO — 3,576 Loans transferred from LHFI to LHFS, net 1,170 2,507 Ginnie Mae loans derecognized with the right to repurchase, net 506 1,301 New investments in low income housing tax credit partnerships ("LIHTC") — 15,000 LIHTC amortization 5,684 4,732 Repurchase of common stock - award shares 134 316 Acquisition: Loans acquired — 21,197 Premises and equipment and other assets — 5,845 Liabilities assumed — 377,412 Goodwill and other intangibles — 22,469 Years Ended December 31, (in thousands) 2024 2023 See accompanying notes to consolidated financial statements. 38

HomeStreet, Inc. and Subsidiaries Notes to Consolidated Financial Statements NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Business HomeStreet, Inc., a State of Washington corporation organized in 1921 (the "Corporation"), is a Washington-based diversified financial services holding company whose operations are primarily conducted through its wholly owned subsidiaries (collectively the "Company") HomeStreet Statutory Trusts and HomeStreet Bank (the "Bank"), and the Bank's subsidiaries, Continental Escrow Company, HS Properties, Inc., HS Evergreen Corporate Center LLC, and Union Street Holdings LLC. The Company is principally engaged in commercial banking, mortgage banking and consumer/retail banking activities serving customers primarily in the Western United States. The Bank, the Company’s principal operating subsidiary, was incorporated in the State of Washington in 1986, and, as a state- chartered non-member commercial bank, is subject to examination by the State of Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC"). Basis of Presentation The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ significantly from those estimates. Segments Our chief operating decision maker (“CODM”), the Chief Executive Officer, manages the Company’s business activities as one single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance. Further, the CODM reviews and utilizes net interest income, noninterest income and noninterest expenses (compensation and benefits, information services, occupancy and general, administrative and other) at the consolidated level to manage the Company’s operations. Reclassifications Certain amounts in the financial statements from prior periods have been reclassified to conform to the current financial statement presentation. These reclassifications had no effect on prior years' net income or stockholders’ equity. Cash and Cash Equivalents For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks, certificates of deposits with original maturities of less than ninety days, investment securities with original maturities of less than ninety days, money market funds and federal funds sold. The Bank maintains most of its excess cash at the Federal Reserve Bank of San Francisco ("FRBSF"), with well-capitalized correspondent banks or with other depository institutions at amounts less than the FDIC insured limits. Restricted cash of $6.5 million and $6.4 million at December 31, 2024 and 2023, respectively, is included in cash and cash equivalents. 39

Investment Securities Investment securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Investments not classified as trading securities nor as held-to-maturity ("HTM") securities are classified as AFS securities and recorded at fair value. Unrealized gains or losses on AFS securities are excluded from net income and reported net of taxes as a separate component of other comprehensive income included in shareholders’ equity. Purchase premiums and discounts are recognized in interest income using the effective interest method over the contractual life of the securities. Purchase premiums or discounts related to mortgage-backed securities are amortized or accreted using projected prepayment speeds. Gains and losses on the sale of AFS and trading securities are recorded on the trade date and are determined using the specific identification method. Trading securities, consisting of US Treasury notes, are used as economic hedges of our mortgage servicing rights, which are carried at fair value and included as investment securities on the balance sheet. Net gain or loss on trading securities are included in loan servicing income in the consolidated income statements. The Company evaluates AFS securities in an unrealized loss position at the end of each quarter to determine whether the decline in value is temporary or permanent. An unrealized loss exists when the fair value of an individual security is less than its amortized cost basis. When qualitative factors indicate that a credit loss may exist, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. The Company recognizes an allowance for credit loss ("ACL") if a loss is determined to exist, measured as the difference between the present value of expected cash flows and the amortized cost basis of the security, limited by the amount that the security’s fair value is less than its amortized cost basis. The Company does not believe any of these securities that were in an unrealized loss position at December 31, 2024 or 2023 have a credit loss impairment. The Company evaluates HTM securities at the end of each quarter to determine if any expected credit losses exist. The Company does not believe any expected credit losses existed for these securities as of December 31, 2024 and 2023. Federal Home Loan Bank Stock The Bank is a member of the Federal Home Loan Bank of Des Moines ("FHLB"), and as such, is required to own a certain amount of FHLB stock based on the level of borrowings and other factors. FHLB stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. Cash dividends accrued on FHLB stock are recorded as a component of interest income. LHFS Loans originated for sale in the secondary market or designated for whole loan sales are classified as LHFS. Management has elected the fair value option for all single family LHFS (originated with the intent to market for sale) and records these loans at fair value. Gains and losses from changes in fair value on LHFS are recognized in net gain on mortgage loan origination and sale activities within noninterest income. Direct loan origination costs and fees for single family loans originated as held for sale are recognized as noninterest expenses. Multifamily and Small Business Administration ("SBA") LHFS are accounted for at the lower of amortized cost or fair value ("LOCOM"). LOCOM valuations are performed quarterly or at the time of transfer to or from LHFS. Related gains and losses are recognized in net gain on mortgage loan origination and sale activities. Direct loan origination costs and fees for multifamily and SBA loans classified as held for sale are deferred at origination and recognized in gain on sale in earnings at the time of sale. LHFI LHFI are reported at the principal amount outstanding, net of cumulative charge-offs, interest applied to principal (for loans accounted for using the cost recovery method), unamortized net deferred loan origination fees and costs and unamortized premiums or discounts on purchased loans. When a loan is designated as held for investment, the intent is to hold these loans for the foreseeable future or until maturity or pay-off. If subsequent changes occur as part of the balance sheet management process, the Company may decide to sell loans classified as LHFI. Any such loans held for an extended period before they are sold are transferred to LHFS and carried at the lower of amortized cost or fair value. Interest on loans is recognized at the contractual rate of interest and is only accrued if deemed collectible. Deferred fees and costs and premiums and discounts are amortized over the contractual terms of the underlying loans using the interest method or straight-line method. 40

Nonaccrual Loans Loans for which the accrual of interest has been discontinued are designated as nonaccrual loans. Loans are placed on nonaccrual status when the full and timely collection of principal and interest is doubtful, generally when the loan becomes 90 days or more past due for principal or interest payment or if part of the principal balance has been charged off. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. All payments received on nonaccrual loans are accounted for using the cost recovery method. Under the cost recovery method, all cash collected is applied first to reduce the outstanding principal balance. Generally, a loan may be returned to accrual status if all delinquent principal and interest payments are brought current and the collectability of the remaining principal and interest payments in accordance with the loan agreement is reasonably assured. Loans whose repayments are insured by the Federal Housing Administration ("FHA"), guaranteed by the Department of Veterans' Affairs ("VA") or Ginnie Mae ("GNMA") are maintained on accrual status even if 90 days or more past due. Modifications to Borrowers Experiencing Financial Difficulty ("MBFD") The Company provides MBFDs which may include other than insignificant delays in payment of amounts due, extension of the terms of the notes or reduction in the interest rates on the notes. In certain instances, the Company may grant more than one type of modification. The granting of modifications for the years ended December 31, 2024 and 2023 did not have a material impact on the ACL. When a borrower experiences financial difficulty, we sometimes modify or restructure loans, which may include delays in payment of amounts due, forgiveness of principal, extension of the terms of the notes or a reduction in the interest rates on the notes. These loans are classified as MBFDs. MBFDs are loans modified for the purpose of alleviating temporary impairments to the borrower’s financial condition or cash flows. A workout plan between us and the borrower is designed to provide a bridge for borrower cash flow shortfalls in the near term. ACL for LHFI The ACL for LHFI is a valuation account that is deducted from the loans amortized cost basis to present the net amount expected to be collected on the loans. Loan balances are charged off against the ACL when management believes the non- collectability of a loan balance is confirmed. Recoveries are recorded as an increase to the ACL for LHFI to the extent they do not exceed the related charge-off amounts. The ACL for LHFI, as reported in our consolidated balance sheets, is adjusted by a provision for credit losses and reduced by the charge-offs of loan amounts, net of recoveries. Management estimates the ACL balance using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix or delinquency levels or other relevant factors. The credit loss estimation process involves procedures to appropriately consider the unique characteristics of its two loan portfolios, the consumer loan portfolio and the commercial loan portfolio. These two portfolios are further disaggregated into loan pools, the level at which credit risk is monitored. When computing ACL levels, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts. Determining the appropriateness of the ACL is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, based on the factors and forecasts then prevailing, may result in material changes in the ACL and provision for credit losses. Credit Loss Measurement The ACL level is influenced by current conditions related to loan volumes, loan asset quality ratings ("AQR") migration or delinquency status, historical loss experience and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses has two basic components: first, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics and second an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans. The Company's ACL model methodology is to build a reserve rate using historical life of loan default rates combined with assessments of current loan portfolio information and current and forecasted economic environment and business cycle 41 information. The model uses statistical analysis to determine the life of loan default rates for the quantitative component and analyzes qualitative factors (Q-Factors) that assess the current loan portfolio conditions and forecasted economic environment and collateral values. Below is the general overview our ACL model. Loans that Share Similar Risk Characteristics with Other Loans For loans that share similar risk characteristics, loans are segregated into loan pools based on similar risk characteristics, like product types or primary source of repayment to estimate the ACL. Historical Loss Rates The Company analyzed loan data from a full economic cycle, to the extent that data was available, to calculate life of loan loss rates. Based on the current economic environment and available loan level data, it was determined the Loss Horizon Period ("LHP") should begin prior to the economic recession that began in 2007. The Company monitors and reviews the LHP on an annual basis to determine appropriate time frames to be included based on economic indicators. Under current expected credit losses methodology ("CECL"), the Company groups pools of loans by similar risk characteristics. Using these pools, sub-pools are established at a more granular level incorporating delinquency status and original FICO or original LTV (for consumer loans) and risk ratings (for commercial loans). Using the pool and sub-pool structure, cohorts are established historically on a quarterly basis containing the population in these sets as of that point in time. After the establishment of these cohorts, the loans within the cohorts are then tracked from that point forward to establish long-term Probability of Default ("PD") at the sub-pool level and Loss Given Default ("LGD") for the pool level. These historical cohorts and their PD/LGD outcomes are then averaged together to establish expected PDs and LGDs for each sub-pool. Once historical cohorts are established, the loans in the cohort are tracked moving forward for default events. The Company has defined default events as the first dollar of loss. If a loan in the cohort has experienced a default event over the LHP then the balance of the loan at the time of cohort establishment becomes part of the numerator of the PD calculation. The Loss Given Probability of Default ("LGPD") or Expected Loss ("EL") is the weighted average PD for each sub-pool cohort times the average LGD for each pool. The output from the model then is a series of EL rates for each loan sub-pool, which are applied to the related outstanding balances for each loan sub-pool to determine the ACL reserve based on historical loss rates. Q-Factors The Q-Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. The Company has established a methodology for adjusting historical expected loss rates based on these more recent or forecasted changes. The Q-Factor methodology is based on a blend of quantitative analysis and management judgment and reviewed on a quarterly basis. 42

Each of the thirteen factors in the FASB standard were analyzed for common risk characteristics and grouped into seven consolidated Q-Factors as listed below: Qualitative Factor Financial Instruments - Credit Losses Portfolio Credit Quality The borrower's financial condition, credit rating, credit score, asset quality or business prospects The borrower's ability to make scheduled interest or principal payments The volume and severity of past due financial assets and the volume and severity of adversely classified or rated financial assets Remaining Payments The remaining payment terms of the financial assets The remaining time to maturity and the timing and extent of payments on the financial assets Volume & Nature The nature and volume of the entity's financial assets Collateral Values The value of underlying collateral on financial assets in which the collateral-dependent practical expedient has not been utilized Economic The environmental factors of a borrower and the areas in which the entity's credit is concentrated, such as: changes and expected changes in national, regional and local economic and business conditions and developments in which the entity operates, including the condition and expected condition of various market segments Credit Culture The entity's lending policies and procedures, including changes in lending strategies, underwriting standards, collection, write-off and recovery practices, as well as knowledge of the borrower's operations or the borrower's standing in the community The quality of the entity's credit review system The experience, ability and depth of the entity's management, lending staff, and other relevant staff Business Environment The environmental factors of a borrower and the areas in which the entity's credit is concentrated, such as: regulatory, legal, or technological environment to which the entity has exposure The environmental factors of a borrower and the areas in which the entity's credit is concentrated, such as: changes and expected changes in the general market condition of either the geographical area or the industry to which the entity has exposure An eighth Q-Factor, Management Overlay, allows the Bank to adjust specific pools when conditions exist that were not contemplated in the model design that warrant an adjustment. The economic downturn caused by the COVID-19 pandemic and resulting accounting treatment of forbearances is an example of such a condition. The Company has chosen two years as the forecast period based on management judgment and has determined that reasonable and supportable forecasts should be made for two of the Q-Factors: Economic and Collateral values. Management has assigned weightings for each qualitative factor as well as individual metrics within each qualitative factor as to the relative importance of that factor or metric specific to each portfolio type. The Q-Factors above are evaluated using a seven-point scale ranging from significant improvement to significant deterioration. The CECL Q-Factor methodology bounds the Q-Factor adjustments by a minimum and maximum range, based on the Bank’s own historical expected loss rates for each respective pool. The rating of the Q-Factor on the seven-point scale, along with the allocated weight, determines the final expected loss adjustment. The model is constructed so that the total of the Q-Factor adjustments plus the current expected loss rate cannot be outside the maximum or minimum two-year loss rate for that pool, which is aligned with the Bank's chosen forecast period. Loss rates beyond two years are not adjusted in the Q-Factor process and the model reverts to the historical mean loss rates. Management Overlays are not bounded by the historical maximums. Quarterly, loan data is gathered to update the portfolio metrics analyzed in the Q-Factor model. The model is updated with current data and applicable forecasts, then the results are reviewed by management. After consensus is reached on all Q-Factor ratings, the results are input into the Q-Factor model and applied to the pooled loans which are reviewed to determine the adequacy of the reserve. 43

Additional details describing the model by portfolio are below: Consumer Loan Portfolio The consumer loan portfolio is comprised of the single family and home equity loan classes, which are underwritten after evaluating a borrower's capacity, credit and collateral. Other consumer loans are grouped with home equity loans. Capacity refers to a borrower's ability to make payments on the loan. Several factors are considered when assessing a borrower's capacity, including the borrower's employment, income, current debt, assets and level of equity in the property. Credit refers to how well a borrower manages current and prior debts as documented by a credit report that provides credit scores and current and past information about the borrower's credit history. Collateral refers to the type and use of property, occupancy and market value. Property appraisals may be obtained to assist in evaluating collateral. Loan-to-property value and debt-to-income ratios, loan amount and lien position are considered in assessing whether to originate a loan. These borrowers are particularly susceptible to downturns in economic trends such as conditions that negatively affect housing prices, demand for housing and levels of unemployment. Consumer Loan Portfolio Loss Rate Model Under CECL, the Bank utilizes pools of loans that are grouped by similar risk characteristics: Single Family and Home Equity Loans. Sub-Pools are established at a more granular level for the calculation of PDs, incorporating delinquency status, original FICO and original LTV. Consumer portfolio cohorts are established by grouping each ACL sub-pool at a point in time. Once historical cohorts are established, the loans in the cohort are tracked moving forward for default events. The Q-Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. For Single Family loans all Q-Factors noted above are evaluated. For the Home Equity loans, collateral values are not evaluated as the Bank has determined the FICO score trends are a more relevant predictor of default than current collateral value for those types of loans. These factors are evaluated based on current conditions and forecasts (as applicable), using a seven-point scale ranging from significant improvement to significant deterioration. Commercial Loan Portfolio The commercial loan portfolio is comprised of the non-owner occupied commercial real estate ("CRE"), multifamily, construction and land development, owner occupied CRE and commercial business loan classes, whose underwriting standards consider the factors described for single family and home equity loan classes as well as others when assessing the borrower's and associated guarantor's or other related party’s financial position. These other factors include assessing liquidity, net worth, leverage, other outstanding indebtedness of the borrower, the quality and reliability of cash expected to flow through the borrower (including the outflow to other lenders) and prior experiences with the borrower. This information is used to assess financial capacity, profitability and experience. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity and availability of long-term financing. Commercial Loan Portfolio Loss Rate Model The Bank has subdivided the commercial loan portfolio into the following ACL reporting pools to more accurately group risk characteristics: Commercial Business, Owner Occupied CRE, Multifamily, Multifamily Construction, CRE, CRE Construction, Single Family Construction to Permanent, and Single Family Construction, which includes lot, land and acquisition and development loans. ACL sub-pools are established at a more granular level for the calculation of PDs, utilizing risk rating. As outlined in the Bank’s policies, commercial loans pools are non-homogenous and are regularly assessed for credit quality. For purposes of CECL, loans are sub-pooled according to the following AQR Ratings: • 1-6: These loans meet the definition of “Pass" assets. They are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less costs to acquire and sell in a timely manner, of any underlying collateral. The Bank further uses the available AQR ratings for components of the sub-pools. • 7: These loans meet the regulatory definition of “Special Mention.” They contain potential weaknesses, that if uncorrected may result in deterioration of the likelihood of repayment or in the Bank’s credit position. • 8: These loans meet the regulatory definition of “Substandard.” They are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. They have well-defined weaknesses and have unsatisfactory characteristics causing unacceptable levels of risk. 44

Commercial portfolio cohorts are established by grouping each ACL sub-pool at a point in time. Once historical cohorts are established, the loans in the cohort are tracked moving forward for default events. The Q-Factors adjust the expected historic loss rates for current and forecasted conditions that are not provided for in the historical loss information. All the Q-Factors noted above are evaluated for Commercial portfolio loans except for Commercial Business and Owner Occupied CRE loans which exclude the collateral values Q-Factor. The Company has determined that these loans are primarily underwritten by evaluating the cash flow of the business and not the underlying collateral. Factors above are evaluated based on current conditions and forecasts (as applicable), using a seven-point scale ranging from significant improvement to significant deterioration. Loans That Do Not Share Risk Characteristics with Other Loans For a loan that does not share risk characteristics with other loans, expected credit loss is measured on net realizable value that is the difference between the discounted value of the expected future cash flows, based on the original effective interest rate and the amortized cost basis of the loan. For these loans, we recognize expected credit loss equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan (which is net of previous charge-offs and deferred loan fees and costs), except when the loan is collateral dependent, which is when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In these cases, expected credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral. The fair value of the collateral is adjusted for the estimated costs to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral. The starting point for determining the fair value of collateral is through obtaining external appraisals. Generally, collateral values for collateral dependent loans are updated every twelve months, either from external third parties or in-house certified appraisers. A third-party appraisal is required at least annually for substandard loans and OREO. For performing consumer loans secured by real estate that are classified as collateral dependent, the Bank determines the fair value estimates quarterly using automated valuation services. Once the expected credit loss amount is determined, an ACL is recorded equal to the expected credit loss and included in the ACL. If no credit loss is expected to occur, then no ACL is recognized for this loan. If the expected credit loss is determined to be permanent or not recoverable, the expected credit loss will be charged off. Factors considered by management in determining if the expected credit loss is permanent or not recoverable include whether management judges the loan to be uncollectible, repayment is deemed to be protracted beyond reasonable time frames, or the loss becomes evident owing to the borrower's lack of assets or, for single family loans, the loan is 180 days or more past due unless both well-secured and in the process of collection. ACL for Off-Balance Sheet Credit Exposures The Bank estimates expected credit losses over the contractual period in which the Bank is exposed to risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Bank. Reserves are required for off- balance sheet credit exposures that are not unconditionally cancellable. The ACL on unfunded loan commitments is based on an estimate of unfunded commitment utilization over the life of the loan, applying the EL rate to the estimated utilization balance as of the reporting period end date. Other Real Estate Owned Real estate properties acquired through, or in lieu of, loan foreclosure are recorded at net realizable value (fair value of collateral less estimated costs to sell). At the time of possession, an appraisal is obtained and any excess of the loan balance over the net realizable value is charged against the ACL. After foreclosure, valuations are periodically performed by management. Any subsequent declines in fair value are recorded as a charge to current period earnings with a corresponding write-down to the asset. All legal fees and direct costs, including foreclosure and other related costs are expensed as incurred. Mortgage Servicing Rights MSRs are recognized as separate assets on our consolidated balance sheets when we retain the right to service loans that we have sold or purchase rights to service. We initially record all MSRs at fair value. For subsequent measurements, single family MSRs are accounted for at fair value, with changes in fair value recorded through current period earnings, while multifamily and SBA MSRs are accounted for at the lower of amortized cost or fair value. Subsequent fair value measurements of MSRs are determined by considering the present value of estimated future net servicing cash flows. Changes in the fair value of MSRs result from changes in (1) model inputs and assumptions and (2) modeled amortization, representing the collection and realization of expected cash flows and curtailments over time. The significant 45 model inputs used to measure the fair value of MSRs include assumptions regarding market interest rates, projected prepayment speeds, discount rates, estimated costs of servicing and other income and additional expenses associated with the collection of delinquent loans. Multifamily and SBA MSRs are evaluated periodically for impairment based upon the fair value of the MSRs as compared to amortized cost. Impairment is determined by comparing the fair value of the portfolio based on predominant risk characteristic loan type, to amortized cost. Impairment is recognized to the extent that fair value is less than the capitalized amount of the portfolio. For single family MSRs, loan servicing income includes fees earned for servicing the loans and the changes in fair value over the reporting period of both our MSRs and the derivatives used to economically hedge our MSRs. For other MSRs, loan servicing income includes fees earned for servicing the loans less the amortization of the related MSRs and any impairment adjustments. Revenue Recognition Descriptions of our primary revenue-generating activities that fall within the scope of Accounting Standards Committee ("ASC") Topic 606 Revenue Recognition and are presented in our consolidated income statements as follows: Depositor and other retail banking fees (in Deposit Fees) Depositor and other retail banking fees consist of monthly service fees and other deposit account related fees. The Company's performance obligation for these fees is generally satisfied, and the related revenue recognized over the period in which the service is provided. Commission Income (in Other Noninterest Income) Commission income primarily consists of revenue received on insurance policies. The Company's performance obligation for commissions is generally satisfied, and the related revenue generally recognized over the course of the policy. Credit Card Fees (in Other Noninterest Income) The Company offers credit cards to its customers through a third party and earns a fee on each transaction and a fee for each new account activation on a net basis. Revenue is recognized when the services are performed. Sale of Other Real Estate Owned (in Other Noninterest Income) A gain or loss, the difference between the cost basis of the property and its sale price, on other real estate owned is recognized when the performance obligation is met, which is at the time the property title is transferred to the buyer. To record a sale of OREO, the Company evaluates if: (a) a commitment on the buyer’s part exists, (b) collection is probable in circumstances where the initial investment is minimal and (c) the buyer has obtained control of the asset, including the significant risks and rewards of ownership. If there is no commitment on the buyer’s part, collection is not probable or the buyer has not obtained control of the asset, then a gain will not be recognized. Premises and Equipment Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which generally range from 3 to 20 years. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related leases. The Company periodically evaluates premises and equipment for impairment. 46

Leases We determine if an arrangement is a lease at inception. Operating and finance leases are included in lease right-of-use ("ROU") assets, and lease liabilities in our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The lease liability is recognized at commencement date based on the present value of lease payments over the lease term. The right-of-use asset is based on the lease liability adjusted for the reclassification of certain balance sheet amounts such as prepaid rent, lease incentives and deferred rent. As the rate implicit in most of our leases are not readily determinable, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease contract at commencement date. We have lease agreements with lease and non-lease components, which are generally accounted for separately for real estate leases. Certain of our lease agreements include rental payments that adjust periodically based on changes in the Consumer Price Index ("CPI"). Subsequent increases in the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred. The ROU assets and lease liabilities are not re-measured as a result of changes in the CPI. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for our financing leases is comprised of the amortization of the right-of-use asset and interest expense recognized based on the effective interest method. We use the long-lived assets impairment accounting guidance to determine whether an ROU asset is impaired, and if impaired, the amount of loss to recognize. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These could include vacating the leased space, obsolescence, or physical damage to a facility. If an impairment loss is recognized for a ROU asset, the adjusted carrying amount of the ROU asset would be its new accounting basis. The remaining ROU asset (after the impairment write-down) is amortized on a straight-line basis over the remaining lease term. Branch Acquisition On February 10, 2023, the Company completed its acquisition of three branches in southern California, whereby we assumed $376 million in deposits and purchased $21 million in loans. The application of the acquisition method of accounting resulted in recording goodwill of $12 million, and a core deposit intangible of $11 million. Goodwill and Other Intangible Assets Goodwill is recorded upon completion of a business combination as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill has been determined to have an indefinite useful life and is not amortized but tested for impairment at least annually or more frequently if events and circumstances occur that indicate it is more likely than not the fair value of the reporting unit is less than its carrying value necessitating an impairment test. The Company performs its annual impairment testing in the third quarter of each year, or sooner if a triggering event occurs. Triggering events include, among other factors, declines in historical or projected revenue, operating income or cash flows, and sustained declines in the Company’s stock price or market capitalization, considered both in absolute terms and relative to peers. As a result of sustained decreases in the Company’s stock price and associated market value during the second quarter of 2023, the Company conducted an impairment analysis of its goodwill as of June 30, 2023. We applied an income-based valuation approach using the Company’s strategic forecast, general market growth assumptions and other market-based inputs, which determined that goodwill was impaired as the indicated enterprise fair value of the Company was lower than the book value of equity as of the measurement date. As a result, in the second quarter of 2023, we recorded an impairment charge of our entire goodwill balance of $39.9 million as the deficit of enterprise fair value to book value of equity exceeded the amount of goodwill on the balance sheet. This was a non-cash charge to earnings and had no impact on tangible or regulatory capital, cash flows or our liquidity position. The following table presents the changes in the carrying amount of goodwill in 2023: 47

(in thousands) Balance, December 31, 2022 $ 27,900 Additions - branch acquisition 11,957 Goodwill impairment charge (39,857) Balance December 31, 2023 $ — Intangible assets with definite useful lives, such as core deposit intangible assets arising from bank and branch acquisitions, are amortized over their estimated useful lives. Securities Sold Under Agreements to Repurchase From time to time, the Company may enter into sales of securities under agreements to repurchase ("repurchase agreements"). Repurchase agreements are accounted for as financing arrangements with the obligation to repurchase securities sold reflected as a liability on the consolidated balance sheets. The securities underlying the repurchase agreements continue to be recognized as investment securities in the consolidated balance sheet. Income Taxes Deferred tax assets and liabilities arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. Deferred tax assets and tax carryforwards are only recognized if, in the opinion of management, it is more likely than not that the deferred tax assets will be fully realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We are subject to federal income tax and also state and local income taxes in a number of different jurisdictions. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and penalties related to income tax matters in general, administrative and other expense. Derivatives and Hedging Activities In the ordinary course of business, the Company enters into derivative transactions to manage various risks and to accommodate the business requirements of its customers. The fair value of derivative instruments are recognized as either assets or liabilities on the consolidated balance sheet. All derivatives are evaluated at inception as to whether or not they are hedge accounting or non-hedge accounting activities. For derivative instruments designated as non-hedge accounting activities (also referred to as economic hedges), the change in fair value is recognized currently in earnings. Gains and losses on derivative contracts utilized for economically hedging the mortgage pipeline are recognized as part of the net gain on mortgage loan origination and sale activities within noninterest income. Gains and losses on derivative contracts utilized for economically hedging our single family MSRs are recognized as part of loan servicing income within noninterest income. For derivative instruments designated as hedge accounting activities, a qualitative analysis is performed at inception to determine if the derivative instrument is highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period that the hedge is designated. Subsequently, a qualitative assessment of a hedge’s effectiveness is performed on a quarterly basis. All derivative instruments that qualify and are designated for hedge accounting are recorded at fair value and classified as either a hedge of the fair value of a recognized asset or liability ("fair value hedge") or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge is recognized in earnings and the change in fair value on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized currently in earnings. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recorded in other comprehensive income (loss) until cash flows of the hedged item are realized. All hedge amounts recognized in earnings are presented in the same income statement line item as the earnings effect of the hedged item. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a 48 hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). Derivative instruments expose us to credit risk in the event of nonperformance by counterparties. This risk consists primarily of the termination value of agreements where the Company is in a favorable position. The Company minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, and obtaining collateral, as appropriate. The Company also executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. These interest rate swaps are economically hedged by simultaneously entering into an offsetting interest rate swap that the Company executes with a third party, such that the Company minimizes its net risk exposure. Share-Based Compensation The Company issues various forms of stock-based compensation awards annually, including restricted stock units ("RSUs") and performance stock units ("PSUs"). Compensation expense related to RSUs is based on the fair value of the underlying stock on the award date and is recognized over the period in which an employee is required to provide services in exchange for the award, generally the vesting period. PSUs are subject to market-based vesting criteria in addition to a requisite service period and cliff vest based on those conditions at the end of three years. The grant date fair value of PSUs is determined through the use of an independent third party which employs the use of a Monte Carlo simulation. The Monte Carlo simulation estimates grant date fair value using certain input assumptions such as: expected volatility, award term, expected risk-free rate of interest and expected dividend yield on the Company’s common stock and also incorporates into the grant date fair value calculation the probability that the performance targets will be achieved. Forfeitures of stock-based awards are recognized when they occur. Fair Value Measurement Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value is an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Fair value measures are classified according to a three-tier fair value hierarchy, which is based on the observability of inputs used to measure fair value. Changes in assumptions or in market conditions could significantly affect these estimates. Transfers of Financial Assets Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Contingencies Contingent liabilities, including those that exist as a result of a guarantee or indemnification, are recognized when it becomes probable that a loss has been incurred and the amount of the loss is reasonably estimable. For indemnifications provided in sales agreements, a portion of the sale proceeds is allocated to the guarantee, which adjusts the gain or loss that would otherwise result from the transaction. 49

Earnings per Share Earnings per share of common stock is calculated on both a basic and diluted basis, based on the weighted average number of common and common equivalent shares outstanding. Basic earnings per share excludes potential dilution from common equivalent shares, such as those associated with stock-based compensation awards, and is computed by dividing net income allocated to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as common equivalent shares associated with stock-based compensation awards, were exercised or converted into common stock that would then share in the net earnings of the Company. Potential dilution from common equivalent shares is determined using the treasury stock method, reflecting the potential settlement of stock-based compensation awards resulting in the issuance of additional shares of the Company’s common stock. Stock-based compensation awards that would have an anti- dilutive effect have been excluded from the determination of diluted earnings per share. Marketing Costs The Company expenses marketing costs, including advertising, in the period incurred. We incurred $3.0 million and $4.2 million in marketing costs during 2024 and 2023, respectively. Recent Accounting Developments In March 2023, the FASB issued ASU 2023-02, “Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.” ASU 2023-02 permits reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. ASU 2023-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. We adopted ASU 2023-02 in 2024 and it did not have a material impact on the Company’s financial position or results of operations. In October 2023, the FASB issued ASU 2023-06, "Disclosure Improvements - Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." The amendments in ASU 2023-06 modify the disclosure or presentation requirements of a variety of Topics in the Codification, with the intention of clarifying or improving them and aligning the requirements in the codification with the SEC's regulations (and will be removed from the SEC regulations). ASU 2023-06 should be adopted prospectively, and the effective date varies and is determined for each individual disclosure based on the effective date of the SEC's removal of the related disclosure. We are assessing the impact of ASU 2023-06 and believe it will not have an impact on the Company's financial position or results of operation as it impacts disclosures only. In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 and should be applied retrospectively. We adopted ASU 2023-07 in 2024 and it did not have an impact on the Company's financial position or results of operation as it impacts disclosures only. In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in an entity’s income tax rate reconciliation table and taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024. The adoption of ASU 2023-09 will not have an impact on the Company's financial position or results of operation as it impacts disclosures only. We are assessing the impact on our disclosures. In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. The adoption of ASU 50

2024-03 will not have an impact on the Company's financial position or results of operation as it impacts disclosures only. We are assessing the impact on our disclosures.

NOTE 2–INVESTMENT SECURITIES:

The following tables set forth certain information regarding the amortized cost basis and fair values of our investment securities AFS and HTM:

	At December 31, 2024			
(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
AFS				
Mortgage-backed securities ("MBS"):				
Residential	$ 174,887	$ 229	$ (7,654)	$ 167,462
Commercial	54,620	—	(6,978)	47,642
Collateralized mortgage obligations ("CMOs")				
Residential	349,348	36	(31,940)	317,444
Commercial	59,725	14	(4,794)	54,945
Municipal bonds	433,162	95	(54,998)	378,259
Corporate debt securities	31,136	—	(6,192)	24,944
U.S. Treasury securities	22,306	—	(2,319)	19,987
Agency debentures	10,320	—	(1,044)	9,276
Total	$ 1,135,504	$ 374	$ (115,919)	$ 1,019,959
HTM				
Municipal bonds	$ 2,301	$ —	$ (28)	$ 2,273

	At December 31, 2023			
(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
AFS				
MBS:				
Residential	$ 194,141	$ 117	$ (10,460)	$ 183,798
Commercial	55,235	—	(7,479)	47,756
CMOs:				
Residential	473,269	8	(33,539)	439,738
Commercial	63,456	—	(6,059)	57,397
Municipal bonds	452,057	670	(47,853)	404,874
Corporate debt securities	45,611	34	(7,098)	38,547
U.S. Treasury securities	22,658	—	(2,474)	20,184
Agency debentures	60,202	5	(1,302)	58,905
Total	$ 1,366,629	$ 834	$ (116,264)	$ 1,251,199
HTM				
Municipal bonds	$ 2,371	$ —	$ (40)	$ 2,331

At December 31, 2024 and 2023, the Company held $35 million and $25 million, respectively, of trading securities consisting of U.S. Treasury notes used as economic hedges of our single family mortgage servicing rights, which are carried at fair value and included with investment securities on the balance sheet. For 2024 and 2023, net losses of $1.7 million and $0.5 million on trading securities, respectively, were recorded in servicing income.

MBS and CMOs represent securities issued or guaranteed by government sponsored enterprises ("GSEs"). Most of the MBS and CMO securities in our investment portfolio are guaranteed by Fannie Mae, Ginnie Mae or Freddie Mac. Municipal bonds are comprised of general obligation bonds (i.e., backed by the general credit of the issuer) and revenue bonds (i.e., backed by

51

either collateral or revenues from the specific project being financed) issued by various municipal organizations. As of December 31, 2024 and 2023, substantially all securities held, including municipal bonds and corporate debt securities, were rated investment grade based upon nationally recognized statistical rating organizations where available and, where not available, based upon internal ratings.

Investment securities AFS that were in an unrealized loss position are presented in the following tables based on the length of time the individual securities have been in an unrealized loss position:

	At December 31, 2024					
	Less than 12 months		12 months or more		Total	
(in thousands)	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
AFS						
MBS:						
Residential	$ (2)	$ 532	$ (7,652)	$ 158,044	$ (7,654)	$ 158,576
Commercial	—	—	(6,978)	47,642	(6,978)	47,642
CMOs:						
Residential	(78)	7,481	(31,862)	293,297	(31,940)	300,778
Commercial	—	—	(4,794)	51,834	(4,794)	51,834
Municipal bonds	(810)	28,361	(54,188)	340,571	(54,998)	368,932
Corporate debt securities	—	—	(6,192)	24,944	(6,192)	24,944
U.S. Treasury securities	—	—	(2,319)	19,987	(2,319)	19,987
Agency debentures	—	—	(1,044)	9,276	(1,044)	9,276
Total	$ (890)	$ 36,374	$ (115,029)	$ 945,595	$ (115,919)	$ 981,969
HTM						
Municipal bonds	$ —	$ —	$ (28)	$ 2,273	$ (28)	$ 2,273

	At December 31, 2023					
	Less than 12 months		12 months or more		Total	
(in thousands)	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
AFS						
MBS:						
Residential	$ (3)	$ 1,145	$ (10,457)	$ 177,393	$ (10,460)	$ 178,538
Commercial	—	61	(7,479)	47,695	(7,479)	47,756
CMOs:						
Residential	(368)	83,815	(33,171)	348,914	(33,539)	432,729
Commercial	—	—	(6,059)	57,397	(6,059)	57,397
Municipal bonds	(73)	7,489	(47,780)	364,775	(47,853)	372,264
Corporate debt securities	—	—	(7,098)	28,513	(7,098)	28,513
U.S. Treasury securities	—	—	(2,474)	20,184	(2,474)	20,184
Agency debentures	(135)	42,897	(1,167)	11,003	(1,302)	53,900
Total	$ (579)	$ 135,407	$ (115,685)	$ 1,055,874	$ (116,264)	$ 1,191,281
HTM						
Municipal bonds	$ —	$ —	$ (40)	$ 2,331	$ (40)	$ 2,331

The Company has evaluated AFS securities in an unrealized loss position and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any issuer- or industry-specific credit event. The Company has not identified any expected credit losses on its debt securities as of December 31, 2024 and 2023. The Company bases this conclusion in part on its periodic review of the credit ratings of the AFS securities or reviews of the financial condition of the issuers. In addition, as of December 31, 2024 and 2023, the Company had

52

not made a decision to sell any of its debt securities held, nor did the Company consider it more likely than not that it would be required to sell such securities before recovery of their amortized cost basis.

The following tables present the fair value of investment securities AFS and HTM by contractual maturity along with the associated contractual yield.

	At December 31, 2024									
	Within one year		After one year through five years		After five years through ten years		After ten years		Total	
(dollars in thousands)	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
AFS										
Municipal bonds	$ —	— %	$ 15,531	3.88 %	$ 70,678	2.92 %	$292,050	2.93 %	$378,259	2.97 %
Corporate debt securities	—	— %	2,735	2.08 %	22,209	4.27 %	—	— %	24,944	4.03 %
U.S. Treasury securities	—	— %	19,987	1.15 %	—	— %	—	— %	19,987	1.15 %
Agency debentures	—	— %	1,770	2.13 %	4,442	2.17 %	3,064	2.14 %	9,276	2.15 %
Total	$ —	— %	$ 40,023	2.32 %	$ 97,329	3.19 %	$295,114	2.92 %	$432,466	2.93 %
HTM										
Municipal bonds	$ 2,273	2.29 %	$ —	— %	$ —	— %	$ —	— %	$ 2,273	2.29 %

	At December 31, 2023									
	Within one year		After one year through five years		After five years through ten years		After ten years		Total	
(dollars in thousands)	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
AFS										
Municipal bonds	$ —	— %	$ 5,856	1.84 %	$ 60,775	3.36 %	$338,243	3.01 %	$404,874	3.04 %
Corporate debt securities	4,425	3.53 %	12,714	4.95 %	21,408	3.89 %	—	— %	38,547	4.21 %
U.S. Treasury securities	—	— %	20,184	1.14 %	—	— %	—	— %	20,184	1.14 %
Agency debentures	16,977	4.93 %	30,925	5.2 %	7,758	2.15 %	3,245	2.17 %	58,905	4.51 %
Total	$ 21,402	4.64 %	$ 69,679	3.64 %	$ 89,941	3.40 %	$341,488	3.00 %	$522,510	3.21 %
HTM										
Municipal bonds	$ —	— %	$ 2,331	2.29 %	$ —	— %	$ —	— %	$ 2,331	2.29 %

The weighted-average yield is computed using the contractual coupon for each security weighted based on the fair value of each security. MBS and CMOs are excluded from the tables above because such securities are not due on a single maturity date. The weighted average yield of MBS and CMOs as of December 31, 2024 and 2023 was 3.01% and 3.21%, respectively.

Sales of AFS investment securities were as follows:

	Years Ended December 31,	
(in thousands)	2024	2023
Proceeds	$ —	$ 4,693
Gross gains	—	3
Gross losses	—	—

53

The following table summarizes the carrying value of securities pledged as collateral to secure public deposits, borrowings and other purposes as permitted or required by law. At December 31, (in thousands) 2024 2023 Federal Reserve Bank to secure existing or potential borrowings $ 906,475 $ 647,104 Washington, Oregon and California State to secure public deposits 195,212 10,654 Other securities pledged 1,334 1,440 Total securities pledged as collateral $ 1,103,021 $ 659,198 The Company assesses the creditworthiness of the counterparties that hold the pledged collateral and has determined that these arrangements have minimal credit risk. Tax-exempt interest income on investment securities was $11.1 million and $11.3 million for 2024 and 2023, respectively. NOTE 3-LOANS AND CREDIT QUALITY: The Company's LHFI is divided into two portfolio segments, commercial loans and consumer loans. Within each portfolio segment, the Company monitors and assesses credit risk based on the risk characteristics of each of the following loan classes: non-owner occupied commercial real estate ("CRE"), multifamily, construction and land development, owner occupied CRE and commercial business loans within the commercial loan portfolio segment and single family and home equity and other loans within the consumer loan portfolio segment. LHFI consists of the following: At December 31, (in thousands) 2024 2023 CRE Non-owner occupied CRE $ 570,750 $ 641,885 Multifamily 2,992,675 3,940,189 Construction/land development 472,740 565,916 Total 4,036,165 5,147,990 Commercial and industrial loans Owner occupied CRE 361,997 391,285 Commercial business 312,004 359,049 Total 674,001 750,334 Consumer loans Single family 1,109,095 1,140,279 Home equity and other 412,535 384,301 Total (1) 1,521,630 1,524,580 Total LHFI 6,231,796 7,422,904 ACL (38,743) (40,500) Total LHFI less ACL $ 6,193,053 $ 7,382,404 (1) Includes $1.3 million at December 31, 2024 and 2023, of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes recognized in the consolidated income statements. Loans totaling $4.0 billion and $5.1 billion at December 31, 2024 and 2023, respectively, were pledged to secure existing or potential borrowings from the FHLB and loans totaling $1.4 billion and $1.2 billion at December 31, 2024 and 2023, respectively, were pledged to secure existing or potential borrowings from the FRBSF. 54

It is the Company's policy to make loans to officers, directors and their associates in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. The following is a summary of activity during the years ended December 31, 2024 and 2023 with respect to such aggregate loans to these related parties and their associates: Years Ended December 31, (in thousands) 2024 2023 Beginning balance $ 1,932 $ 1,978 New loans and advances, net of principal repayments (73) (46) Ending balance $ 1,859 $ 1,932 Credit Risk Concentrations Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. LHFI are primarily secured by real estate located in the Pacific Northwest and California. At December 31, 2024 and 2023, single family loans in the state of Washington represented 13% and 11% of the total LHFI portfolio, respectively. At December 31, 2024 and 2023, multifamily loans in the state of California represented 30% and 36% of the total LHFI portfolio, respectively. Credit Quality Management considers the level of ACL to be appropriate to cover credit losses expected over the life of the loans for the LHFI portfolio. The cumulative loss rate used as the basis for the estimate of credit losses is comprised of the Bank’s historical loss experience and eight qualitative factors for current and forecasted periods. As of December 31, 2024, the historical expected loss rates increased when compared to December 31, 2023. During 2024, expected loss rates increased primarily due to product mix and risk level composition changes and specific reserves on commercial loans, which were partially offset by a reduction in loan balances resulting from our $990 million loan sale. As of December 31, 2024, the Bank expects slight near-term deterioration in commercial collateral values offset by improvement in commercial and single family collateral values in later periods of the two-year forecast period in the markets in which it operates. Additionally, over the near term and two-year forecast period in the markets in which it operates, the Bank expects neutral economic conditions. The Company maintains a separate allowance for unfunded loan commitments which is included in accounts payable and other liabilities on our consolidated balance sheets. The allowance for unfunded commitments was $1.1 million and $1.8 million at December 31, 2024 and 2023, respectively. The Bank has elected to exclude accrued interest receivable from the evaluation of the ACL. Accrued interest on LHFI was $25.1 million and $28.9 million at December 31, 2024 and 2023, respectively, and was reported in other assets on the consolidated balance sheets. 55

Activity in the ACL for LHFI and the allowance for unfunded commitments was as follows:

(in thousands)	Years Ended December 31, 2024	2023
Beginning balance	$ 40,500	$ 41,500
Provision for credit losses	677	(67)
Net (charge-offs) recoveries	(2,434)	(933)
Ending balance	$ 38,743	$ 40,500
Allowance for unfunded commitments		
Beginning balance	$ 1,823	$ 2,197
Provision for credit losses	(677)	(374)
Ending balance	$ 1,146	$ 1,823
Provision for credit losses:		
Allowance for credit losses-loans	$ 677	$ (67)
Allowance for unfunded commitments	(677)	(374)
Total	$ —	$ (441)

Activity in the ACL by loan portfolio and loan sub-class was as follows:

(in thousands)	Year Ended December 31, 2024 Beginning balance	Charge-offs	Recoveries	Provision	Ending balance
CRE					
Non-owner occupied CRE	$ 2,610	$ —	$ —	$ (871)	$ 1,739
Multifamily	13,093	—	—	1,816	14,909
Construction/land development					
Multifamily construction	3,983	—	—	(3,134)	849
CRE construction	189	—	—	(123)	66
Single family construction	7,365	—	—	(628)	6,737
Single family construction to permanent	672	—	—	(488)	184
Total	27,912	—	—	(3,428)	24,484
Commercial and industrial loans					
Owner occupied CRE	899	—	—	(323)	576
Commercial business	2,950	(2,963)	522	6,377	6,886
Total	3,849	(2,963)	522	6,054	7,462
Consumer loans					
Single family	5,287	—	7	(1,684)	3,610
Home equity and other	3,452	(178)	178	(265)	3,187
Total	8,739	(178)	185	(1,949)	6,797
Total ACL	$ 40,500	$ (3,141)	$ 707	$ 677	$ 38,743

56

(in thousands)	Year Ended December 31, 2023				
	Beginning balance	Charge-offs	Recoveries	Provision	Ending balance
CRE					
Non-owner occupied CRE	$ 2,102	$ —	$ —	$ 508	$ 2,610
Multifamily	10,974	—	—	2,119	13,093
Construction/land development					
Multifamily construction	998	—	—	2,985	3,983
CRE construction	196	—	—	(7)	189
Single family construction	12,418	—	—	(5,053)	7,365
Single family construction to permanent	1,171	—	—	(499)	672
Total	27,859	—	—	53	27,912
Commercial and industrial loans					
Owner occupied CRE	1,030	—	—	(131)	899
Commercial business	3,247	(1,062)	87	678	2,950
Total	4,277	(1,062)	87	547	3,849
Consumer loans					
Single family	5,610	—	23	(346)	5,287
Home equity and other	3,754	(319)	338	(321)	3,452
Total	9,364	(319)	361	(667)	8,739
Total ACL	$ 41,500	$ (1,381)	$ 448	$ (67)	$ 40,500

Credit Quality Indicators

Management regularly reviews loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification and grading in accordance with applicable bank regulations. The Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The risk rating of 9 is not used.

Per the Company's policies, most commercial loans pools are non-homogenous and are regularly assessed for credit quality. The rating categories can be generally described by the following groupings for non-homogeneous loans:

- 1-6: These loans meet the definition of "Pass" assets. They are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less costs to acquire and sell in a timely manner, of any underlying collateral.
- 7: These loans meet the regulatory definition of "Special Mention." They contain potential weaknesses, that if uncorrected may result in deterioration of the likelihood of repayment or in the Bank's credit position.
- 8: These loans meet the regulatory definition of "Substandard." They are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. They have well-defined weaknesses and have unsatisfactory characteristics causing unacceptable levels of risk.
- 10: A loan, or the portion of a loan determined to meet the regulatory definition of "Loss." The amounts classified as loss have been charged-off.

The risk rating categories can be generally described by the following groupings for homogeneous loans:

- 1-6: These loans meet the definition of "Pass" assets. A homogenous "Pass" loan is typically risk rated based on payment performance.
- 7: These loans meet the regulatory definition of "Special Mention." A homogeneous special mention loan, risk rated 7, is less than 90 days past due from the required payment date at month-end.
- 8: These loans meet the regulatory definition of "Substandard." A homogeneous substandard loan, risk rated 8, is 90 days or more past due from the required payment date at month-end.
- 10: These loans meet the regulatory definition of "Loss." A closed-end homogeneous loan not secured by real estate is risk rated 10 when past due 120 cumulative days or more from the contractual due date. Closed-end homogenous loans secured by real estate and all open-end homogenous loans are risk rated 10 when past due 180

57

cumulative days or more from the contractual due date. These loans, or the portion of these loans classified as loss, are generally charged-off in the month in which the applicable past due period elapses. Small balance commercial loans are generally considered homogenous unless 30 days or more past due. The risk rating classification for such loans are based on the non-homogenous definitions noted above. 58

The following table presents a vintage analysis of the commercial portfolio segment by loan sub-class and risk rating or delinquency status:

	At December 31, 2024								
(in thousands)	2024	2023	2022	2021	2020	2019 and prior	Revolving	Revolving-term	Total
COMMERCIAL PORTFOLIO									
Non-owner occupied CRE									
Pass	$ —	$ 1,441	$ 70,128	$ 71,493	$ 39,885	$347,058	$ (36)	$ —	$ 529,969
Special Mention	—	—	—	—	—	24,551	—	—	24,551
Substandard	—	—	—	—	—	16,230	—	—	16,230
Total	—	1,441	70,128	71,493	39,885	387,839	(36)	—	570,750
Multifamily									
Pass	1,650	106,415	1,538,855	643,044	257,110	255,643	—	—	2,802,717
Special Mention	—	—	66,217	4,789	73,308	23,835	—	—	168,149
Substandard	—	—	15,602	—	—	6,207	—	—	21,809
Total	1,650	106,415	1,620,674	647,833	330,418	285,685	—	—	2,992,675
Multifamily construction									
Pass	—	31,349	67,557	—	—	—	—	—	98,906
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	—	31,349	67,557	—	—	—	—	—	98,906
CRE construction									
Pass	19	7,198	—	—	—	—	—	—	7,217
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	3,821	—	—	—	3,821
Total	19	7,198	—	—	3,821	—	—	—	11,038
Single family construction									
Pass	121,305	22,412	5,346	7,252	—	69	164,442	—	320,826
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	121,305	22,412	5,346	7,252	—	69	164,442	—	320,826
Single family construction to permanent									
Current	6,153	9,719	17,598	7,977	523	—	—	—	41,970
Past due:									
30-59 days	—	—	—	—	—	—	—	—	—
60-89 days	—	—	—	—	—	—	—	—	—
90+ days	—	—	—	—	—	—	—	—	—
Total	6,153	9,719	17,598	7,977	523	—	—	—	41,970
Owner occupied CRE									
Pass	5,431	10,501	58,423	33,371	41,533	168,082	3	43	317,387
Special Mention	—	1,789	6,129	7,602	317	26,203	—	—	42,040
Substandard	—	—	331	—	—	2,239	—	—	2,570
Total	5,431	12,290	64,883	40,973	41,850	196,524	3	43	361,997
Commercial business									
Pass	26,706	15,721	36,209	20,347	28,207	28,836	123,003	700	279,729
Special Mention	—	—	959	2,380	638	615	386	—	4,978
Substandard	243	406	11,885	—	7,192	4,628	2,920	23	27,297
Total	26,949	16,127	49,053	22,727	36,037	34,079	126,309	723	312,004
Total commercial portfolio	$ 161,507	$ 206,951	$1,895,239	$798,255	$452,534	$904,196	$ 290,718	$ 766	$4,710,166

59

The following table presents a vintage analysis of the consumer portfolio segment by loan sub-class and delinquency status:

(in thousands)	At December 31, 2024								
	2024	2023	2022	2021	2020	2019 and prior	Revolving	Revolving-term	Total
CONSUMER PORTFOLIO									
Single family									
Current	$ 566	$ 30,940	$ 378,613	$ 303,920	$ 139,159	$ 251,322	$ —	$ —	$ 1,104,520
Past due:									
30-59 days	—	—	452	—	—	1,673	—	—	2,125
60-89 days	—	—	—	—	—	440	—	—	440
90+ days	—	—	—	—	—	2,010	—	—	2,010
Total	566	30,940	379,065	303,920	139,159	255,445	—	—	1,109,095
Home equity and other									
Current	1,606	936	1,528	126	85	1,932	399,531	4,449	410,193
Past due:									
30-59 days	25	4	1	—	—	—	474	62	566
60-89 days	—	3	4	—	—	—	626	—	633
90+ days	—	—	—	—	—	10	1,127	6	1,143
Total	1,631	943	1,533	126	85	1,942	401,758	4,517	412,535
Total consumer portfolio (1)	$ 2,197	$ 31,883	$ 380,598	$ 304,046	$ 139,244	$ 257,387	$ 401,758	$ 4,517	$ 1,521,630
Total LHFI	$ 163,704	$ 238,834	$2,275,837	$1,102,301	$ 591,778	$1,161,583	$ 692,476	$ 5,283	$ 6,231,796

(1) Includes $1.3 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes in fair value recognized in the consolidated income statements.

60

The following table presents a vintage analysis of the commercial portfolio segment by loan sub-class and risk rating or delinquency status:

	At December 31, 2023								
(in thousands)	2023	2022	2021	2020	2019	2018 and prior	Revolving	Revolving-term	Total
COMMERCIAL PORTFOLIO									
Non-owner occupied CRE									
Pass	$ 1,499	$ 70,388	$ 71,217	$ 41,235	$118,900	$286,379	$ 601	$ —	$ 590,219
Special Mention	—	—	—	—	686	34,177	—	—	34,863
Substandard	—	—	—	—	16,230	—	573	—	16,803
Total	1,499	70,388	71,217	41,235	135,816	320,556	1,174	—	641,885
Multifamily									
Pass	108,274	1,813,647	1,151,677	475,708	189,567	177,712	—	—	3,916,585
Special Mention	—	—	3,942	12,887	2,368	1,344	—	—	20,541
Substandard	—	—	—	—	—	3,063	—	—	3,063
Total	108,274	1,813,647	1,155,619	488,595	191,935	182,119	—	—	3,940,189
Multifamily construction									
Pass	(198)	56,013	112,234	—	—	—	—	—	168,049
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	(198)	56,013	112,234	—	—	—	—	—	168,049
CRE construction									
Pass	7	—	14,685	—	—	—	—	—	14,692
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	3,821	—	—	—	—	3,821
Total	7	—	14,685	3,821	—	—	—	—	18,513
Single family construction									
Pass	75,305	39,621	12,294	—	—	72	146,758	—	274,050
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total	75,305	39,621	12,294	—	—	72	146,758	—	274,050
Single family construction to permanent									
Current	27,114	56,469	19,871	1,850	—	—	—	—	105,304
Past due:									
30-59 days	—	—	—	—	—	—	—	—	—
60-89 days	—	—	—	—	—	—	—	—	—
90+ days	—	—	—	—	—	—	—	—	—
Total	27,114	56,469	19,871	1,850	—	—	—	—	105,304
Owner occupied CRE									
Pass	12,459	68,399	39,629	43,399	65,392	111,199	2	1,122	341,601
Special Mention	1,871	1,478	9,290	—	2,956	28,784	—	—	44,379
Substandard	1	—	—	—	253	5,051	—	—	5,305
Total	14,331	69,877	48,919	43,399	68,601	145,034	2	1,122	391,285
Commercial business									
Pass	17,970	45,892	27,227	33,404	16,198	24,903	157,656	973	324,223
Special Mention	—	11,465	2,891	—	452	38	3,485	—	18,331
Substandard	—	—	2,134	7,601	3,788	1,886	1,021	65	16,495
Total	17,970	57,357	32,252	41,005	20,438	26,827	162,162	1,038	359,049
Total commercial portfolio	$ 244,302	$2,163,372	$1,467,091	$619,905	$416,790	$674,608	$ 310,096	$ 2,160	$5,898,324

61

The following table presents a vintage analysis of the consumer portfolio segment by loan sub-class and delinquency status:

	At December 31, 2023								
(in thousands)	2023	2022	2021	2020	2019	2018 and prior	Revolving	Revolving-term	Total
CONSUMER PORTFOLIO									
Single family									
Current	$ 27,011	$ 354,691	$ 313,866	$ 147,183	$ 49,126	$ 245,574	$ —	$ —	$ 1,137,451
Past due:									
30-59 days	—	—	—	—	—	781	—	—	781
60-89 days	—	—	—	—	—	1,374	—	—	1,374
90+ days	—	—	—	—	—	673	—	—	673
Total	27,011	354,691	313,866	147,183	49,126	248,402	—	—	1,140,279
Home equity and other									
Current	2,165	2,493	311	121	46	1,631	370,462	5,483	382,712
Past due:									
30-59 days	8	2	—	—	—	—	802	162	974
60-89 days	1	3	—	—	—	—	419	—	423
90+ days	—	—	—	—	—	24	162	6	192
Total	2,174	2,498	311	121	46	1,655	371,845	5,651	384,301
Total consumer portfolio (1)	$ 29,185	$ 357,189	$ 314,177	$ 147,304	$ 49,172	$ 250,057	$ 371,845	$ 5,651	$ 1,524,580
Total LHFI	$ 273,487	$ 2,520,561	$ 1,781,268	$ 767,209	$ 465,962	$ 924,665	$ 681,941	$ 7,811	$ 7,422,904

(1) Includes $1.3 million of loans where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes in fair value recognized in the consolidated income statements.

The following table presents a vintage analysis of the commercial and consumer portfolio segment by loan sub-class and gross charge-offs:

	At December 31, 2024								
(in thousands)	2024	2023	2022	2021	2020	2019 and prior	Revolving	Revolving-term	Total
COMMERCIAL PORTFOLIO									
Commercial business									
Gross charge-offs	$ —	$ —	$ (276)	$ (473)	$ (1,077)	$ (1,098)	$ (39)	$ —	$ (2,963)
CONSUMER PORTFOLIO									
Home equity and other									
Gross charge-offs	—	(24)	(16)	(1)	—	—	(137)	—	(178)
Total LHFI	$ —	$ (24)	$ (292)	$ (474)	$ (1,077)	$ (1,098)	$ (176)	$ —	$ (3,141)

	At December 31, 2023								
(in thousands)	2023	2022	2021	2020	2019	2018 and prior	Revolving	Revolving-term	Total
COMMERCIAL PORTFOLIO									
Commercial business									
Gross charge-offs	$ —	$ —	$ (184)	$ —	$ (1,136)	$ 295	$ 13	$ (50)	$ (1,062)
CONSUMER PORTFOLIO									
Home equity and other									
Gross charge-offs	—	(106)	(22)	—	—	(4)	(187)	—	(319)
Total LHFI	$ —	$ (106)	$ (206)	$ —	$ (1,136)	$ 291	$ (174)	$ (50)	$ (1,381)

62

Collateral Dependent Loans The following table presents the amortized cost basis of collateral-dependent loans by loan sub-class and collateral type: At December 31, 2024 (in thousands) Land 1-4 Family Multifamily Non-residential real estate Other non-real estate Total CRE Non-owner occupied CRE $ — $ — $ — $ 16,230 $ — $ 16,230 Multifamily — — 1,915 — — 1,915 Construction/land development CRE construction 3,821 — — — — 3,821 Total 3,821 — 1,915 16,230 — 21,966 Commercial and industrial loans Owner occupied CRE — — — 205 — 205 Commercial business 4,420 2,927 — — 3,269 10,616 Total 4,420 2,927 — 205 3,269 10,821 Consumer loans Single family — 832 — — — 832 Total collateral-dependent loans $ 8,241 $ 3,759 $ 1,915 $ 16,435 $ 3,269 $ 33,619 At December 31, 2023 (in thousands) 1-4 Family Non-residential real estate Other non-real estate Total CRE Non-owner occupied CRE $ 573 $ 16,230 $ — $ 16,803 Construction/land development CRE construction — 3,821 — 3,821 Total 573 20,051 — 20,624 Commercial and industrial loans Commercial business 2,788 5,471 4,587 12,846 Total 2,788 5,471 4,587 12,846 Consumer loans Single family 773 — — 773 Total collateral-dependent loans $ 4,134 $ 25,522 $ 4,587 $ 34,243 63

Nonaccrual and Past Due Loans

The following table presents nonaccrual status for loans:

(in thousands)	At December 31, 2024 Nonaccrual with no related ACL	At December 31, 2024 Total Nonaccrual	At December 31, 2023 Nonaccrual with no related ACL	At December 31, 2023 Total Nonaccrual
CRE				
Non-owner occupied CRE	$ 16,230	$ 16,230	$ 16,803	$ 16,803
Multifamily	1,915	1,915	—	—
Construction/land development				
CRE construction	3,821	3,821	3,821	3,821
Total	21,966	21,966	20,624	20,624
Commercial and industrial loans				
Owner occupied CRE	1,161	1,161	706	706
Commercial business	8,509	25,740	13,151	13,686
Total	9,670	26,901	13,857	14,392
Consumer loans				
Single family	1,106	2,990	773	2,650
Home equity and other	—	3,137	—	1,310
Total	1,106	6,127	773	3,960
Total nonaccrual loans	$ 32,742	$ 54,994	$ 35,254	$ 38,976

The following tables present an aging analysis of past due loans by loan portfolio segment and loan sub-class:

(in thousands)	At December 31, 2024 Past Due and Still Accruing 30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual [(1)]	Current	Total loans
CRE							
Non-owner occupied CRE	$ —	$ —	$ —	$ 16,230	$ 16,230	$ 554,520	$ 570,750
Multifamily	—	—	—	1,915	1,915	2,990,760	2,992,675
Construction/land development							
Multifamily construction	—	—	—	—	—	98,906	98,906
CRE construction	—	—	—	3,821	3,821	7,217	11,038
Single family construction	—	—	—	—	—	320,826	320,826
Single family construction to permanent	—	—	—	—	—	41,970	41,970
Total	—	—	—	21,966	21,966	4,014,199	4,036,165
Commercial and industrial loans							
Owner occupied CRE	—	—	—	1,161	1,161	360,836	361,997
Commercial business	—	—	—	25,740	25,740	286,264	312,004
Total	—	—	—	26,901	26,901	647,100	674,001
Consumer loans							
Single family	4,601	1,096	4,354 [(2)]	2,990	13,041	1,096,054	1,109,095
Home equity and other	344	631	—	3,137	4,112	408,423	412,535
Total	4,945	1,727	4,354	6,127	17,153	1,504,477	1,521,630 [(3)]
Total loans	$ 4,945	$ 1,727	$ 4,354	$ 54,994	$ 66,020	$6,165,776	$ 6,231,796
%	0.08 %	0.03 %	0.07 %	0.88 %	1.06 %	98.94 %	100.00 %

64

(in thousands)	At December 31, 2023 Past Due and Still Accruing 30-59 days	60-89 days	90 days or more	Nonaccrual	Total past due and nonaccrual [(1)]	Current	Total loans
CRE							
Non-owner occupied CRE	$ —	$ —	$ —	$ 16,803	$ 16,803	$ 625,082	$ 641,885
Multifamily	—	1,915	—	—	1,915	3,938,274	3,940,189
Construction/land development							
Multifamily construction	—	—	—	—	—	168,049	168,049
CRE construction	—	—	—	3,821	3,821	14,692	18,513
Single family construction	—	—	—	—	—	274,050	274,050
Single family construction to permanent	—	—	—	—	—	105,304	105,304
Total	—	1,915	—	20,624	22,539	5,125,451	5,147,990
Commercial and industrial loans							
Owner occupied CRE	—	—	—	706	706	390,579	391,285
Commercial business	—	—	—	13,686	13,686	345,363	359,049
Total	—	—	—	14,392	14,392	735,942	750,334
Consumer loans							
Single family	5,174	1,993	4,261 [(2)]	2,650	14,078	1,126,201	1,140,279
Home equity and other	974	225	—	1,310	2,509	381,792	384,301
Total	6,148	2,218	4,261	3,960	16,587	1,507,993	1,524,580 [(3)]
Total loans	$ 6,148	$ 4,133	$ 4,261	$ 38,976	$ 53,518	$ 7,369,386	$ 7,422,904
%	0.08 %	0.05 %	0.06 %	0.53 %	0.72 %	99.28 %	100.00 %

(1) Includes loans whose repayments are insured by the FHA or guaranteed by the VA or SBA of $11.3 million and $12.4 million at December 31, 2024 and 2023, respectively.
(2) FHA-insured and VA-guaranteed single family loans that are 90 days or more past due are maintained on accrual status if they are determined to have little to no risk of loss.
(3) Includes $1.3 million of loans at December 31, 2024 and 2023, where a fair value option election was made at the time of origination and, therefore, are carried at fair value with changes in fair value recognized in our consolidated income statements.

Loan Modifications

The Company provides MBFDs which may include delays in payment of amounts due, extension of the terms of the notes or reduction in the interest rates on the notes. In certain instances, the Company may grant more than one type of modification. The granting of modifications for the years ended December 31, 2024 and 2023 did not have a material impact on the ACL. The following tables provide information related to MBFDs for years ended December 31, 2024 and 2023 disaggregated by class of financing receivable and type of concession granted:

	Significant Payment Delay Years Ended December 31, 2024		2023	
(in thousands, except percentages)	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable	Amortized Cost Basis at Period End	% of Total Class of Financing Receivable
Multifamily	$ 1,915	0.06 %	$ —	— %
Commercial business	1,446	0.46 %	839	0.23 %
Single family	85	0.01 %	1,082	0.09 %

65

Term Extension Years Ended December 31, 2024 2023 (in thousands, except percentages) Amortized Cost Basis at Period End % of Total Class of Financing Receivable Amortized Cost Basis at Period End % of Total Class of Financing Receivable Commercial business $ 1,536 0.49% $ 9,850 2.74 % Single family — — % 273 0.02 % Interest Rate Reduction and Significant Payment Delay Years Ended December 31, 2024 2023 (in thousands, except percentages) Amortized Cost Basis at Period End % of Total Class of Financing Receivable Amortized Cost Basis at Period End % of Total Class of Financing Receivable Commercial business $ 4,420 1.42% $ — — % Significant Payment Delay and Term Extension Years Ended December 31, 2024 2023 (in thousands, except percentages) Amortized Cost Basis at Period End % of Total Class of Financing Receivable Amortized Cost Basis at Period End % of Total Class of Financing Receivable Non-owner occupied CRE $ 19,331 3.39% $ 16,230 2.53 % Construction/land development — — % 3,821 0.68 % Owner occupied CRE 254 0.07% — — % Commercial business 410 0.13% — — % Single family 3,668 0.33% 2,526 0.22 % Interest Rate Reduction, Significant Payment Delay and Term Extension Years Ended December 31, 2024 2023 (in thousands, except percentages) Amortized Cost Basis at Period End % of Total Class of Financing Receivable Amortized Cost Basis at Period End % of Total Class of Financing Receivable Construction/land development $ 3,821 0.81% $ — — % Single family — — % 191 0.02% 66

The following tables describes the financial effect of the MBFDs: Interest Rate Reduction Years Ended December 31, 2024 2023 Construction/land development Reduced weighted-average contractual interest rate from 7.75% to 5.00%. — Commercial business Reduced weighted-average contractual interest rate from 7.75% to 5.00%. — Single family — Reduced weighted-average contractual interest rate from 5.25% to 5.00%. Significant Payment Delay Years Ended December 31, 2024 2023 Non-owner occupied CRE The weighted average duration of loan payments deferred is 0.8 years. The weighted average duration of loan payments deferred is 3.7 years. Multifamily The weighted average duration of loan payments deferred is 1.5 years. — Construction/land development The weighted average duration of loan payments deferred is 0.6 years. The weighted average duration of loan payments deferred is 2.7 years. Owner occupied CRE The weighted average duration of loan payments deferred is 3.0 years. — Commercial business The weighted average duration of loan payments deferred is 0.6 years. The weighted average duration of loan payments deferred is 5.2 years. Single family Provided payment deferrals to borrowers. A weighted average 0.41% of loan balances were capitalized and added to the remaining term of the loan. Provided payment deferrals to borrowers. A weighted average 0.37% of loan balances were capitalized and added to the remaining term of the loan. Term Extension Years Ended December 31, 2024 2023 Non-owner occupied CRE Added a weighted average 0.8 years to the life of loans, which reduced the monthly payment amounts to the borrowers. Added a weighted average 2.1 years to the life of loans, which reduced the monthly payment amounts to the borrowers. Construction/land development Added a weighted average 0.6 years to the life of loans, which reduced the monthly payment amounts to the borrowers. Added a weighted average 1.6 years to the life of loans, which reduced the monthly payment amounts to the borrowers. Owner occupied CRE Added a weighted average 3.0 years to the life of loans, which reduced the monthly payment amounts to the borrowers. — Commercial business Added a weighted average 0.8 years to the life of loans, which reduced the monthly payment amounts to the borrowers. Added a weighted average 1.2 years to the life of loans, which reduced the monthly payment amounts to the borrowers. Single family Added a weighted average 3.9 years to the life of loans, which reduced the monthly payment amounts to the borrowers. Added a weighted average 4.9 years to the life of loans, which reduced the monthly payment amounts to the borrowers. Upon determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount. 67

The following table depicts the payment status of loans that were modified to borrowers experiencing financial difficulties on or after October 1, 2023 through September 30, 2024: Payment Status (Amortized Cost Basis) at December 31, 2024 (in thousands) Current 30-89 Days Past Due 90+ Days Past Due Multifamily $ — $ — $ 1,915 Commercial business 1,157 — 1,150 Single family 1,690 — 875 Total $ 2,847 $ — $ 3,940 The following table depicts the payment status of loans that were modified to borrowers experiencing financial difficulties on or after October 1, 2022 through September 30, 2023: Payment Status (Amortized Cost Basis) at December 31, 2023 (in thousands) Current 30-89 Days Past Due 90+ Days Past Due Non-owner occupied CRE $ 16,230 $ — $ — Construction/land development 3,821 — — Commercial business 8,873 976 — Single family 2,627 1,285 324 Total $ 31,551 $ 2,261 $ 324 The following tables provide the amortized cost basis as of December 31, 2024 of MBFDs, on or after October 1, 2023 through September 30, 2024 and that subsequently had a payment default: Amortized Cost Basis of Modified Loans That Subsequently Defaulted Year Ended December 31, 2024 (in thousands) Significant Payment Delay Term Extension Interest Rate Reduction and Term Extension Significant Payment Delay and Term Extension Interest Rate Reduction, Significant Payment Delay and Term Extension Commercial business $ — $ 1,150 $ — $ — $ — Single family 238 — — 637 — Total $ 238 $ 1,150 $ — $ 637 $ — The following tables provide the amortized cost basis as of December 31, 2023 of MBFDs, on or after October 1, 2022 through September 30, 2023 and subsequently had a payment default: Amortized Cost Basis of Modified Loans That Subsequently Defaulted Year Ended December 31, 2023 (in thousands) Significant Payment Delay Term Extension Interest Rate Reduction and Term Extension Significant Payment Delay and Term Extension Interest Rate Reduction, Significant Payment Delay and Term Extension Commercial business $ — $ 976 $ — $ — $ — Single family — — — 1,354 — Total $ — $ 976 $ — $ 1,354 $ — 68

NOTE 4–PREMISES AND EQUIPMENT, NET: Premises and equipment consisted of the following: At December 31, (in thousands) 2024 2023 Furniture and equipment $ 56,121 $ 56,777 Leasehold improvements 37,265 38,870 Land and buildings 42,374 42,153 Total 135,760 137,800 Less: accumulated depreciation (88,559) (84,218) Net $ 47,201 $ 53,582 NOTE 5–DEPOSITS: Deposit balances, including their weighted average rates, were as follows: At December 31, 2024 2023 (dollars in thousands) Amount Weighted Average Rate Amount Weighted Average Rate Noninterest-bearing demand deposits $ 1,195,781 — % $ 1,306,503 — % Interest bearing: Interest-bearing demand deposits 323,112 0.35% 344,748 0.25 % Savings 229,659 0.06% 261,508 0.06 % Money market 1,396,697 1.72% 1,622,665 1.79 % Certificates of deposit Brokered deposits 751,406 4.61% 1,218,008 5.36 % Other 2,516,366 4.37% 2,009,946 3.95 % Total interest bearing deposits 5,217,240 3.31% 5,456,875 3.19 % Total deposits $ 6,413,021 2.65% $ 6,763,378 2.58 % There were $315 million and $255 million in public funds included in deposits at December 31, 2024 and 2023, respectively. Certificates of deposit outstanding mature as follows: (in thousands) December 31, 2024 Within one year $ 3,157,293 One to two years 105,759 Two to three years 2,067 Three to four years 1,136 Four to five years 1,517 Total $ 3,267,772 The aggregate amount of time deposits in denominations of more than the FDIC limit of $250,000 at December 31, 2024 and 2023 was $265 million and $194 million, respectively. 69

NOTE 6– BORROWINGS:

The Company regularly borrows funds through advances from the Des Moines FHLB. During 2024 and 2023, the Company borrowed funds from the Federal Reserve Bank ("FRB") under the Bank Term Funding Program ("BTFP") which was phased out in 2024. At December 31, 2023 the Company had $645 million outstanding under the FRB BTFP.

The balances, maturity and rate of the outstanding borrowings from the FHLB and the FRB BTFP were as follows:

	At December 31,			
	2024		2023	
(dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Within one year	$ 450,000	4.56 %	$ 745,000	4.75 %
One to three years	550,000	4.35 %	450,000	4.56 %
Three through five years	—	— %	550,000	4.35 %
Total	$ 1,000,000	4.44 %	$ 1,745,000	4.58 %

At December 31, 2024 and 2023 the Bank had available borrowing capacity of $1.3 billion and $2.1 billion, respectively, from the FHLB, and $1.6 billion and $710 million, respectively, from the FRBSF.

The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily and as of December 31, 2024 and 2023, there were no balances outstanding.

As of December 31, 2024 and 2023, the Company held $50.7 million and $55.3 million, respectively, of FHLB stock.

NOTE 7–LONG-TERM DEBT:

At December 31, 2024 and 2023, the Company had outstanding $99 million and $98 million respectively, of subordinated notes (the "Notes") which have a face amount of $100 million, have a maturity date of January 30, 2032 and bear interest at a rate of 3.5% per annum until January 30, 2027. From January 30, 2027, until the maturity date or the date of earlier redemption, the Notes will bear interest equal to the three-month term Secured Overnight Financing Rate ("SOFR") plus 215 basis points.

At December 31, 2024 and 2023, the Company had outstanding $65 million of Senior Notes which have a face amount of $65 million, have a maturity date of June 1, 2026 and bear interest at a rate of 6.50% per annum.

The Company issued trust preferred securities ("TRUPS") during the period from 2005 through 2007, resulting in a debt balance of $62 million outstanding at December 31, 2024 and 2023. In connection with the issuance of trust preferred securities, HomeStreet, Inc. issued to HomeStreet Statutory Trust, Junior Subordinated Deferrable Interest Debentures. The sole assets of the HomeStreet Statutory Trust are the Subordinated Debt Securities I, II, III, and IV.

The TRUPS outstanding as of December 31, 2024 and 2023 are as follows:

	HomeStreet Statutory Trust			
(dollars in thousands)	I	II	III	IV
Date issued	June 2005	September 2005	February 2006	March 2007
Amount	$5,155	$20,619	$20,619	$15,464
Interest rate (1)	3 MO SOFR + 1.96%	3 MO SOFR + 1.76%	3 MO SOFR + 1.63%	3 MO SOFR + 1.94%
Maturity date	June 2035	December 2035	March 2036	June 2037
Call option (2)	Quarterly	Quarterly	Quarterly	Quarterly

(1) These rates reflect the floating rates as of December 31, 2024.
(2) Call options are exercisable at par and are callable, without penalty, on a quarterly basis.

70

NOTE 8–DERIVATIVES AND HEDGING ACTIVITIES:

To reduce the risk of significant interest rate fluctuations on the value of certain assets and liabilities, such as single family mortgage LHFS and MSRs, the Company utilizes derivatives as economic hedges. The notional amounts and fair values for derivatives, all of which are economic hedges, are included in other assets or accounts payable and other liabilities on the consolidated balance sheets, consist of the following:

	At December 31, 2024		
	Notional amount	Fair value derivatives	
(in thousands)		Asset	Liability
Forward sale commitments	$ 87,912	$ 237	$ (402)
Interest rate lock commitments	16,757	175	(49)
Interest rate swaps	222,917	10,250	(10,250)
Futures	5,200	1	—
Options	5,800	3	—
Total derivatives before netting	$ 338,586	10,666	(10,701)
Netting adjustment/Cash collateral [(1)]		(10,388)	219
Carrying value on consolidated balance sheet		$ 278	$ (10,482)

	At December 31, 2023		
	Notional amount	Fair value derivatives	
(in thousands)		Asset	Liability
Forward sale commitments	$ 87,509	$ 151	$ (288)
Interest rate lock commitments	21,790	411	—
Interest rate swaps	235,521	10,489	(10,492)
Futures	12,200	—	(3)
Options	9,300	132	—
Total derivatives before netting	$ 366,320	11,183	(10,783)
Netting adjustment/Cash collateral [(1)]		(10,119)	195
Carrying value on consolidated balance sheet		$ 1,064	$ (10,588)

(1) Includes net cash collateral received of $10.2 million and $9.9 million at December 31, 2024 and 2023, respectively.

The Company nets derivative assets and liabilities when a legally enforceable master netting agreement exists between the Company and the derivative counterparty. Derivatives are reported at their respective fair values in the other assets or accounts payable and other liabilities line items on the consolidated balance sheets, with changes in fair value reflected in current period earnings.

The following tables present gross fair value and net carrying value information for derivative instruments:

(in thousands)	Gross fair value	Netting adjustments/Cash collateral [(1)]	Carrying value
At December 31, 2024			
Derivative assets	$ 10,666	$ (10,388)	$ 278
Derivative liabilities	(10,701)	219	(10,482)
At December 31, 2023			
Derivative assets	$ 11,183	$ (10,119)	$ 1,064
Derivative liabilities	(10,783)	195	(10,588)

(1) Includes net cash collateral received of $10.2 million and $9.9 million at December 31, 2024 and 2023, respectively.

The collateral used under the Company's master netting agreements is typically cash, but securities may be used under agreements with certain counterparties. Receivables related to cash collateral that has been paid to counterparties are included

71

in other assets. Payables related to cash collateral that has been received from counterparties are included in accounts payable and other liabilities. Interest is owed on amounts received from counterparties and we earn interest on cash paid to counterparties. Any securities pledged to counterparties as collateral remain on the consolidated balance sheets. At December 31, 2024 and 2023, the Company had liabilities of $10.4 million and $10.1 million, respectively, in cash collateral received from counterparties and receivables of $195 thousand and $218 thousand, respectively, in cash collateral paid to counterparties. The following table presents the net gain (loss) recognized on economic hedge derivatives, within the respective line items in the consolidated income statements for the periods indicated: Years Ended December 31, (in thousands) 2024 2023 Recognized in noninterest income: Net gain (loss) on loan origination and sale activities (1) $ 224 $ 804 Loan servicing income (loss) (2) (1,230) (1,255) Other (3) 3 (3) (1) Comprised of forward contracts used as an economic hedge of loans held for sale and interest rate lock commitments ("IRLCs") to customers. (2) Comprised of futures, US Treasury options and forward contracts used as economic hedges of single family MSRs. (3) Impact of interest rate swap agreements executed with commercial banking customers and broker dealer counterparties. The notional amount of open interest rate swap agreements executed with commercial banking customers and broker dealer counterparties at December 31, 2024 and 2023 were $223 million and $236 million, respectively. NOTE 9–MORTGAGE BANKING OPERATIONS: LHFS consisted of the following: At December 31, (in thousands) 2024 2023 Single family $ 20,312 $ 12,849 CRE, multifamily and SBA — 6,788 Total $ 20,312 $ 19,637 Loans sold consisted of the following for the periods indicated: Years Ended December 31, (in thousands) 2024 2023 Single family $ 404,952 $ 335,751 CRE, multifamily and SBA(1) 1,103,742 26,839 Total $ 1,508,694 $ 362,590 (1) 2024 amounts include the sale of $990 million of multifamily loans in the fourth quarter. Gain (loss) on loan origination and sale activities, including the effects of derivative risk management instruments, consisted of the following: Years Ended December 31, (in thousands) 2024 2023 Single family $ 9,573 $ 8,500 CRE, multifamily and SBA(1) (86,463) 846 Total $ (76,890) $ 9,346 (1) 2024 amounts include loss of $88.8 million on the sale of $990 million of multifamily loans in the fourth quarter. 72

The Company's portfolio of loans serviced for others is primarily comprised of loans held in U.S. government and agency MBS issued by Fannie Mae, Freddie Mac and Ginnie Mae. The unpaid principal balance of loans serviced for others is as follows: At December 31, (in thousands) 2024 2023 Single family $ 5,179,373 $ 5,316,304 CRE, multifamily and SBA 1,918,172 1,900,039 Total $ 7,097,545 $ 7,216,343 Under the terms of the sales agreements for single family loans sold to GSEs and other entities, the Company has made representations and warranties that the loans sold meet certain requirements. The Company may be required to repurchase mortgage loans or indemnify loan purchasers due to defects in the origination process of the loan, such as documentation errors, underwriting errors and judgments, early payment defaults and fraud. The total unpaid principal balance of loans sold on a servicing-retained basis that were subject to the terms and conditions of these representations and warranties totaled $5.2 billion and $5.3 billion as of December 31, 2024 and 2023, respectively. The following is a summary of changes in the Company's mortgage repurchase liability for single family loans sold on a servicing-retained basis included in accounts payable and other liabilities on the consolidated balance sheet for the periods indicated: Years Ended December 31, (in thousands) 2024 2023 Balance, beginning of period $ 1,481 $ 2,232 Additions, net of adjustments (1) (284) (330) Realized losses (2) (165) (421) Balance, end of period $ 1,032 $ 1,481 (1) Includes additions for new loan sales and changes in estimated probable future repurchase losses on previously sold loans. (2) Includes principal losses and accrued interest on repurchased loans, "make-whole" settlements, settlements with claimants and certain related expenses. The Company has agreements with certain investors to advance scheduled principal and interest amounts on delinquent loans. Advances are also made to fund the foreclosure and collection costs of delinquent loans prior to the recovery of reimbursable amounts from investors or borrowers. Advances of $1.6 million and $2.9 million were recorded in other assets as of December 31, 2024 and 2023, respectively. When the Company has the unilateral right to repurchase Ginnie Mae pool loans it has previously sold (generally loans that are more than 90 days past due), the Company records the balance of the loans as other assets and other liabilities. At December 31, 2024 and 2023, delinquent or defaulted mortgage loans currently in Ginnie Mae pools that the Company has recognized on its consolidated balance sheets totaled $5.1 million and $5.6 million, respectively. The recognition of previously sold loans does not impact the accounting for the previously recognized MSRs. 73

Revenue from mortgage servicing, including the effects of derivative risk management instruments, consisted of the following: Years Ended December 31, (in thousands) 2024 2023 Servicing income, net: Servicing fees and other $ 25,798 $ 26,134 Amortization of single family MSRs (1) (6,500) (6,378) Amortization of multifamily and SBA MSRs (5,612) (5,778) Total 13,686 13,978 Risk management, single family MSRs: Changes in fair value of MSRs due to assumptions (2) 1,743 414 Net gain (loss) from economic hedging (3) (2,932) (1,744) Total (1,189) (1,330) Loan servicing income $ 12,497 $ 12,648 (1) Represents changes due to collection/realization of expected cash flows and curtailments. (2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily reflected by changes in mortgage interest rates. (3) The interest income from US Treasury notes securities used for hedging purposes, which is included in interest income on the consolidated income statements, was $1.2 million and $1.4 million in 2024 and 2023, respectively. The Company determines fair value of single family MSRs using a valuation model that calculates the net present value of estimated future cash flows. Estimates of future cash flows include contractual servicing fees, ancillary income and costs of servicing, the timing of which are impacted by assumptions, primarily expected prepayment speeds and discount rates, which relate to the underlying performance of the loans. The changes in single family MSRs measured at fair value are as follows: Years Ended December 31, (in thousands) 2024 2023 Beginning balance $ 74,249 $ 76,617 Additions and amortization: Originations 3,409 3,136 Purchases — 460 Amortization (1) (6,500) (6,378) Net additions and amortization (3,091) (2,782) Changes in fair value assumptions (2) 1,743 414 Ending balance $ 72,901 $ 74,249 (1) Represents changes due to collection/realization of expected cash flows and curtailments. (2) Principally reflects changes in model assumptions, including prepayment speed assumptions, which are primarily affected by changes in mortgage interest rates. Key economic assumptions used in measuring the initial fair value of capitalized single family MSRs were as follows: Years Ended December 31, (rates per annum) (1) 2024 2023 Constant prepayment rate ("CPR") (2) 18.07% 14.89 % Discount rate 10.23% 11.99% (1) Based on a weighted average. (2) Represents the expected lifetime average CPR used in the model. 74

For single family MSRs, we use a discounted cash flow valuation technique which utilizes CPRs and discount rates as significant unobservable inputs as noted in the table below:

	At December 31, 2024		At December 31, 2023	
	Range of Inputs	Average [(1)]	Range of Inputs	Average [(1)]
CPRs	6.00% - 13.50%	6.60 %	6.80%- 32.50%	7.00 %
Discount Rates	10.00% - 17.00%	11.00 %	10.00% -17.00%	10.00 %

(1) Weighted averages of all the inputs within the range.

To compute hypothetical sensitivities of the value of our single MSRs to immediate adverse changes in key assumptions, we computed the impact of changes in CPRs and in discount rates as outlined below:

(dollars in thousands)		At December 31, 2024
Fair value of single family MSRs	$	72,901
Expected weighted-average life (in years)		8.37
CPR		
Impact on fair value of 25 basis points adverse change in interest rates	$	(759)
Impact on fair value of 50 basis points adverse change in interest rates	$	(1,594)
Discount rate		
Impact on fair value of 100 basis points increase	$	(2,133)
Impact on fair value of 200 basis points increase	$	(4,669)

Generally, increases in the CPR or the discount rate utilized in the fair value measurements of single family MSRs will result in a decrease in fair value. Conversely, decreases in the CPR or the discount rate will result in an increase in fair value. These sensitivities are hypothetical and subject to key assumptions of the underlying valuation model. As the table above demonstrates, the Company's methodology for estimating the fair value of MSRs is highly sensitive to changes in key assumptions. Changes in fair value resulting from changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption; in reality, changes in one factor may be associated with changes in another, which may magnify or counteract the sensitivities. Thus, any measurement of MSR fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

MSRs resulting from the sale of multifamily loans are recorded at fair value and subsequently carried at the lower of amortized cost or fair value. Multifamily MSRs are amortized in proportion to, and over, the estimated period the net servicing income will be collected.

The changes in multifamily and SBA MSRs measured at LOCOM or fair value were as follows:

	Years Ended December 31,			
(in thousands)		2024		2023
Beginning balance	$	29,987	$	35,256
Origination		2,190		509
Amortization		(5,612)		(5,778)
Ending balance	$	26,565	$	29,987

75

Key economic assumptions used in measuring the initial fair value of capitalized multifamily MSRs were as follows:

	Years Ended December 31,	
(rates per annum) [(1)]	2024	2023
Discount rate	13.10 %	13.00 %

(1) Based on a weighted average.

For multifamily MSRs, we use a discounted cash flow valuation technique which utilizes CPRs and discount rates as significant unobservable inputs as noted in the table below:

	At December 31, 2024		At December 31, 2023	
	Range of Inputs	Average [(1)]	Range of Inputs	Average [(1)]
Discount Rates	13.00% - 15.00%	13.10 %	13.00% - 15.00%	13.00 %

(1) Weighted averages of all the inputs within the range.

At December 31, 2024, the expected weighted-average life of the Company's multifamily and SBA MSRs was 11.41 years. Projected amortization expense for the gross carrying value of multifamily and SBA MSRs is estimated as follows:

(in thousands)	At December 31, 2024
2025	$ 5,278
2026	4,807
2027	4,101
2028	3,645
2029	3,286
2030 and thereafter	5,448
Carrying value of multifamily and SBA MSRs	$ 26,565

The projected amortization expense of multifamily and SBA MSRs is an estimate and subject to key assumptions of the underlying valuation model. The amortization expense for future periods was calculated by applying the same quantitative factors, such as actual MSR prepayment experience and discount rates, which were used to determine amortization expense. These factors are inherently subject to significant fluctuations, primarily due to the effect that changes in interest rates may have on expected loan prepayment experience. Accordingly, any projection of MSR amortization in future periods is limited by the conditions that existed at the time the calculations were performed and may not be indicative of actual amortization expense that will be recorded in future periods.

NOTE 10–COMMITMENTS, GUARANTEES AND CONTINGENCIES:

Commitments

In the ordinary course of business, the Company extends secured and unsecured open-end loans to meet the financing needs of its customers. In addition, the Company makes certain unfunded loan commitments as part of its lending activities that have not been recognized in the Company's financial statements. These include commitments to extend credit made as part of the Company's lending activities on loans the Company intends to hold in its LHFI portfolio.

76

These commitments include the following: At December 31, (in thousands) 2024 2023 Unused consumer portfolio lines $ 609,930 $ 586,904 Commercial portfolio lines (1) 523,415 648,609 Commitments to fund loans 56,417 38,426 Total $ 1,189,762 $ 1,273,939 (1) Within the commercial portfolio, undistributed construction loan proceeds, where the Company has an obligation to advance funds for construction progress payments of $306 million and $403 million at December 31, 2024 and 2023, respectively. The total amounts of unused commitments do not necessarily represent future credit exposure or cash requirements in that commitments may expire without being drawn upon. The Company has recorded an ACL on unfunded loan commitments, included in accounts payable and other liabilities on the consolidated balance sheets of $1.1 million and $1.8 million at December 31, 2024 and 2023, respectively. The Company has entered into certain agreements to invest in qualifying small businesses and small enterprises and a tax exempt bond partnership that have not been recognized in the Company's financial statements. At December 31, 2024 and 2023 we had $9.9 million and $10.7 million, respectively, of future commitments to invest in these enterprises. Guarantees In the ordinary course of business, the Company sells loans through the Fannie Mae Multifamily Delegated Underwriting and Servicing Program ("DUS"®) that are subject to a credit loss sharing arrangement. The Company services the loans for Fannie Mae and shares in the risk of loss with Fannie Mae under the terms of the DUS contracts. Under the DUS program, the Company and Fannie Mae share losses on a pro rata basis, where the Company is responsible for losses incurred up to one-third of the principal balance on each loan with two-thirds of the loss covered by Fannie Mae. For loans that have been sold through this program, a liability is recorded for this loss sharing arrangement under the accounting guidance for guarantees. As of December 31, 2024 and 2023, the total unpaid principal balance of loans sold under this program was $1.8 billion. The Company's reserve liability related to this arrangement totaled $0.7 million and $0.5 million at December 31, 2024 and 2023, respectively. There were no actual losses incurred under this arrangement during 2024 and 2023. Contingencies In the normal course of business, the Company may have various legal claims and other similar contingent matters outstanding for which a loss may be realized. For these claims, the Company establishes a liability for contingent losses when it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. For claims determined to be reasonably possible but not probable of resulting in a loss, there may be a range of possible losses in excess of the established liability. The Company did not have any material amounts reserved for legal claims as of December 31, 2024. NOTE 11–INCOME TAXES: Income tax (benefit) expense consisted of the following: Years Ended December 31, (in thousands) 2024 2023 Current expense (benefit) Federal $ 6,731 $ 2,900 State and local (841) 980 Deferred expense (benefit) Federal (30,836) (7,407) State and local (4,532) (1,722) Total (29,478) (5,249) Deferred tax assets valuation allowance 53,310 — Income tax expense (benefit) $ 23,832 $ (5,249) 77

Income tax expense (benefit) differed from amounts computed at the federal income tax statutory rate as follows: Years Ended December 31, 2024 2023 (in thousands, except rate) Rate Amount Rate Amount Income (loss) before income taxes $ (120,512) $ (32,757) Federal tax statutory rate 21.00% (25,308) 21.00% (6,879) State tax - net of federal tax benefit 3.63% (4,380) 4.12% (1,351) Tax-exempt investments 0.65% (788) 3.86% (1,266) Low income housing tax benefits 0.91% (1,093) 3.20% (1,047) Stock-based compensation expense (0.55) % 672 (1.28) % 421 Goodwill — % — (14.13) % 4,627 Other (1.18) % 1,419 (0.75) % 246 Total 24.46% (29,478) 16.02% (5,249) Change in valuation allowance 53,310 — Total $ 23,832 $ (5,249) The following is a summary of the Company's deferred tax assets and liabilities: At December 31, (in thousands) 2024 2023 Deferred tax assets Provision for credit losses $ 10,220 $ 10,977 Unrealized loss on investments AFS 28,343 28,571 LIHTC tax credits carryforwards 5,667 — Net operating loss carryforwards 26,736 370 Accrued liabilities 2,241 1,917 Other investments 786 463 Lease liabilities 8,071 9,019 Nonaccrual interest 1,695 1,112 Intangibles 4,796 4,725 Stock based compensation 849 782 Loan valuation 240 274 Premises and equipment 681 — Other 457 401 Total 90,782 58,611 Deferred tax liabilities Mortgage servicing rights (22,805) (24,204) Deferred loan fees and costs (8,465) (8,967) Lease right-of-use assets (6,202) (6,906) Premises and equipment — (364) Total (37,472) (40,441) Net deferred tax asset (liability) 53,310 18,170 Valuation allowance (53,310) — Total $ — $ 18,170 Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to fully utilize the existing deferred tax assets. As of December 31, 2024, management determined that sufficient 78 evidence did not exist to support the future utilization of all of the Company's deferred tax assets. As a result the Company recorded a $53.3 million deferred tax assets valuation allowance. During 2024, the Company created federal and state net operating loss carryforwards of $111.9 million and $111.0 million, respectively. The federal net operating loss carryforwards do not expire while the state net operating loss carryforwards generally expire in 2044. The Company’s LIHTC tax credits carryforwards expire in 2043 $0.4 million and 2044 $5.3 million. The Company has state net operating loss carryforwards related to acquisitions in prior years of $4.3 million and $4.4 million as of December 31, 2024 and 2023, respectively, that will expire at various dates from 2025 to 2036. Utilization of net operating loss carryforwards is subject to an annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended. Retained earnings at December 31, 2024 and 2023 include approximately $12.7 million in tax basis bad debt reserves for which no income tax liability has been recorded. This represents the balance of bad debt reserves created for tax purposes as of December 31, 1987. These amounts are subject to recapture (i.e., included in taxable income) if certain events occur, such as in the event HomeStreet Bank ceases to be a bank. In the event of recapture, the Company will incur both federal and state tax liabilities on this pre-1988 bad debt reserve balance at the then prevailing corporate tax rates. The Company had no recorded unrecognized tax position as of December 31, 2024 or 2023. We are currently under examination, or subject to examination, by various U.S. federal and state taxing authorities. The Company is no longer subject to federal income tax examinations for tax years prior to 2021 or state income tax examination for tax years prior to 2020, generally. NOTE 12–RETIREMENT BENEFIT PLAN: The Company maintains a 401(k) Savings Plan for the benefit of its employees. Substantially all of the Company's employees are eligible to participate in the HomeStreet, Inc. 401(k) Savings Plan (the "Plan"). The Plan provides for payment of retirement benefits to employees pursuant to the provisions of the Plan and in conformity with Section 401(k) of the Internal Revenue Code. Employees may elect to have a portion of their salary contributed to the Plan. Participants receive a vested employer matching contribution equal to 100% of the first 3.0% and 50% of the next 2.0% of eligible compensation deferred by the participant. Employer contributions of $3.2 million and $3.4 million were incurred in 2024 and 2023, respectively. NOTE 13–FAIR VALUE MEASUREMENT: The term "fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The Company's approach is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. Fair Value Hierarchy A three-level valuation hierarchy has been established under ASC 820 for disclosure of fair value measurements. The valuation hierarchy is based on the observability of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels are defined as follows: • Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. • Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. This includes quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability for substantially the full term of the financial instrument. • Level 3 – Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions of what market participants would use in pricing the asset or liability. 79

The Company's policy regarding transfers between levels of the fair value hierarchy is that all transfers are assumed to occur at the end of the reporting period. Estimation of Fair Value Fair value is based on quoted market prices, when available. In cases where a quoted price for an asset or liability is not available, the Company uses valuation models to estimate fair value. These models incorporate inputs such as forward yield curves, loan prepayment assumptions, expected loss assumptions, market volatilities and pricing spreads utilizing market-based inputs where readily available. The Company believes its valuation methods are appropriate and consistent with those that would be used by other market participants. However, imprecision in estimating unobservable inputs and other factors may result in these fair value measurements not reflecting the amount realized in an actual sale or transfer of the asset or liability in a current market exchange. The following table summarizes the fair value measurement methodologies, including significant inputs and assumptions and classification of the Company's assets and liabilities valued at fair value on a recurring basis. Asset/Liability class Valuation methodology, inputs and assumptions Classification Investment securities Trading securities Fair Value is based on quoted prices in an active market. Level 1 recurring fair value measurement. Investment securities AFS Observable market prices of identical or similar securities are used where available. Level 2 recurring fair value measurement. If market prices are not readily available, value is based on discounted cash flows using the following significant inputs: • Expected prepayment speeds • Estimated credit losses • Market liquidity adjustments Level 3 recurring fair value measurement. LHFS Single family loans, excluding loans transferred from held for investment Fair value is based on observable market data, including: • Quoted market prices, where available • Dealer quotes for similar loans • Forward sale commitments Level 2 recurring fair value measurement. When not derived from observable market inputs, fair value is based on discounted cash flows, which considers the following inputs: • Benchmark yield curve • Estimated discount spread to the benchmark yield curve • Expected prepayment speeds Estimated fair value classified as Level 3. Mortgage servicing rights Single family MSRs For information on how the Company measures the fair value of its single family MSRs, including key economic assumptions and the sensitivity of fair value to changes in those assumptions, see Note 9, Mortgage Banking Operations. Level 3 recurring fair value measurement. Derivatives Futures and Options Fair value is based on closing exchange prices. Level 1 recurring fair value measurement. Forward sale commitments Interest rate swaps Fair value is based on quoted prices for identical or similar instruments when available. When quoted prices are not available, fair value is based on internally developed modeling techniques, which require the use of multiple observable market inputs, including: • Forward interest rates • Interest rate volatilities Level 2 recurring fair value measurement. IRLC The fair value considers several factors including: • Fair value of the underlying loan based on quoted prices in the secondary market, when available. • Value of servicing • Fall-out factor Level 3 recurring fair value measurement. 80

The following tables presents the levels of the fair value hierarchy for the Company's assets and liabilities measured at fair value on a recurring basis: At December 31, 2024 (in thousands) Fair Value Level 1 Level 2 Level 3 Assets: Trading securities - U.S. Treasury securities $ 34,746 $ 34,746 $ — $ — Investment securities AFS Mortgage backed securities: Residential 167,462 — 165,764 1,698 Commercial 47,642 — 47,642 — Collateralized mortgage obligations: Residential 317,444 — 317,444 — Commercial 54,945 — 54,945 — Municipal bonds 378,259 — 378,259 — Corporate debt securities 24,944 — 24,944 — U.S. Treasury securities 19,987 — 19,987 — Agency debentures 9,276 — 9,276 — Single family LHFS 20,312 — 20,312 — Single family LHFI 1,287 — — 1,287 Single family mortgage servicing rights 72,901 — — 72,901 Derivatives Futures 1 1 — — Forward sale commitments 237 — 237 — Options 3 3 — Interest rate lock commitments 175 — — 175 Interest rate swaps 10,250 — 10,250 — Total assets $ 1,159,871 $ 34,750 $ 1,049,060 $ 76,061 Liabilities: Derivatives Forward sale commitments $ 402 $ — $ 402 $ — Interest rate lock commitments 49 — — 49 Interest rate swaps 10,250 — 10,250 — Total liabilities $ 10,701 $ — $ 10,652 $ 49 81

(in thousands)	At December 31, 2023 Fair Value	Level 1	Level 2	Level 3
Assets:				
Trading securities - U.S. Treasury securities	$ 24,698	$ 24,698	$ —	$ —
Investment securities AFS				
Mortgage backed securities:				
Residential	183,798	—	181,938	1,860
Commercial	47,756	—	47,756	—
Collateralized mortgage obligations:				
Residential	439,738	—	439,738	—
Commercial	57,397	—	57,397	—
Municipal bonds	404,874	—	404,874	—
Corporate debt securities	38,547	—	38,547	—
U.S. Treasury securities	20,184	—	20,184	—
Agency debentures	58,905	—	58,905	—
Single family LHFS	12,849	—	12,849	—
Single family LHFI	1,280	—	—	1,280
Single family mortgage servicing rights	74,249	—	—	74,249
Derivatives				
Forward sale commitments	151	—	151	—
Options	132	132	—	—
Interest rate lock commitments	411	—	—	411
Interest rate swaps	10,489	—	10,489	—
Total assets	$ 1,375,458	$ 24,830	$ 1,272,828	$ 77,800
Liabilities:				
Derivative				
Futures	$ 3	$ 3	$ —	$ —
Forward sale commitments	288	—	288	—
Interest rate swaps	10,492	—	10,492	—
Total liabilities	$ 10,783	$ 3	$ 10,780	$ —

There were no transfers between levels of the fair value hierarchy during 2024 and 2023.

Level 3 Recurring Fair Value Measurements

The Company's level 3 recurring fair value measurements consist of investment securities AFS, single family MSRs, single family LHFI where fair value option was elected, certain single family LHFS and IRCLs, which are accounted for as derivatives. For information regarding fair value changes and activity for single family MSRs during 2024 and 2023, see Note 9, *Mortgage Banking Operations*.

The fair value of IRLCs considers several factors, including the fair value in the secondary market of the underlying loan resulting from the exercise of the commitment, the expected net future cash flows related to the associated servicing of the loan (referred to as the value of servicing) and the probability that the commitment will not be converted into a funded loan (referred to as a fall-out factor). The fair value of IRLCs on LHFS, while based on interest rates observable in the market, is highly dependent on the ultimate closing of the loans. The significance of the fall-out factor to the fair value measurement of an individual IRLC is generally highest at the time that the rate lock is initiated and declines as closing procedures are performed and the underlying loan gets closer to funding. The fall-out factor applied is based on historical experience. The value of servicing is impacted by a variety of factors, including prepayment assumptions, discount rates, delinquency rates, contractually specified servicing fees, servicing costs and underlying portfolio characteristics. Because these inputs are not observable in market trades, the fall-out factor and value of servicing are considered to be level 3 inputs. The fair value of IRLCs decreases in value upon an increase in the fall-out factor and increases in value upon an increase in the value of servicing. Changes in the fall-out factor and value of servicing do not increase or decrease based on movements in other significant unobservable inputs.

82

The Company recognizes unrealized gains and losses from the time that an IRLC is initiated until the gain or loss is realized at the time the loan closes, which generally occurs within 30-90 days. For IRLCs that fall out, any unrealized gain or loss is reversed, which generally occurs at the end of the commitment period. The gains and losses recognized on IRLC derivatives generally correlates to volume of single family interest rate lock commitments made during the reporting period (after adjusting for estimated fall-out) while the amount of unrealized gains and losses realized at settlement generally correlates to the volume of single family closed loans during the reporting period.

The Company uses the discounted cash flow model to estimate the fair value of certain loans that have been transferred from held for sale to held for investment and single family LHFS when the fair value of the loans is not derived using observable market inputs. The key assumption in the valuation model is the implied spread to benchmark interest rate curve. The implied spread is not directly observable in the market and is derived from third party pricing which is based on market information from comparable loan pools. The fair value estimate of single family loans that have been transferred from held for sale to held for investment are sensitive to changes in the benchmark interest rate which might result in a significantly higher or lower fair value measurement.

The Company transferred certain loans from held for sale to held for investment. These loans were originated as held for sale loans where the Company had elected the fair value option. The Company determined these loans to be level 3 recurring assets as the valuation technique included a significant unobservable input. The total amount of held for investment loans where fair value option election was made was $1.3 million at December 31, 2024 and 2023.

The following information presents significant Level 3 unobservable inputs used to measure fair value of certain assets:

(dollars in thousands)	Fair Value	Valuation Technique	Significant Unobservable Input	Low	High	Weighted Average
December 31, 2024						
Investment securities AFS	$ 1,698	Income approach	Implied spread to benchmark interest rate curve	2.25%	2.25%	2.25%
Single family LHFI	1,287	Income approach	Implied spread to benchmark interest rate curve	2.94%	5.56%	3.69%
Interest rate lock commitments, net	126	Income approach	Fall-out factor	0.83%	29.13%	9.28%
			Value of servicing	0.78%	2.15%	1.37%
December 31, 2023						
Investment securities AFS	$ 1,860	Income approach	Implied spread to benchmark interest rate curve	2.25%	2.25%	2.25%
Single family LHFI	1,280	Income approach	Implied spread to benchmark interest rate curve	3.30%	5.04%	3.94%
Interest rate lock commitments, net	411	Income approach	Fall-out factor	0.81%	41.64%	10.54%
			Value of servicing	0.32%	0.80%	0.57%

We had no LHFS where the fair value was not derived with significant observable inputs at December 31, 2024 or 2023.

The following table presents fair value changes and activity for certain Level 3 assets:

(in thousands)	Beginning balance	Additions	Transfers	Payoffs/Sales	Change in mark to market (1)	Ending balance
Year Ended December 31, 2024						
Investment securities AFS	$ 1,860	$ —	$ —	$ (200)	$ 38	$ 1,698
Single family LHFI	1,280	—	—	—	7	1,287
Year Ended December 31, 2023						
Investment securities AFS	$ 2,009	$ —	$ —	$ (192)	$ 43	$ 1,860
Single family LHFI	5,868	—	—	(4,607)	19	1,280

(1) Changes in fair value for singe family LHFI are recorded in other noninterest income on the consolidated income statements.

83

The following table presents fair value changes and activity for Level 3 interest rate lock commitments: Years Ended December 31, (in thousands) 2024 2023 Beginning balance, net $ 411 $ 105 Total realized/unrealized gains 3,770 2,334 Settlements (4,055) (2,028) Ending balance, net $ 126 $ 411 Nonrecurring Fair Value Measurements Certain assets held by the Company are not included in the tables above but are measured at fair value on a periodic basis. These assets include certain LHFI and OREO that are carried at the lower of cost or fair value of the underlying collateral, less the estimated cost to sell. The estimated fair values of real estate collateral are generally based on internal evaluations and appraisals of such collateral, which use the market approach and income approach methodologies. We have omitted disclosure related to quantitative inputs given the insignificance of assets measured on a nonrecurring basis. The fair value of commercial properties are generally based on third-party appraisals that consider recent sales of comparable properties, including their income-generating characteristics, adjusted (generally based on unobservable inputs) to reflect the general assumptions that a market participant would make when analyzing the property for purchase. The Company uses a fair value of collateral technique to apply adjustments to the appraisal value of certain commercial LHFI that are collateralized by real estate. The Company uses a fair value of collateral technique to apply adjustments to the stated value of certain commercial LHFI that are not collateralized by real estate and to the appraisal value of OREO. Residential properties are generally based on unadjusted third-party appraisals. Factors considered in determining the fair value include geographic sales trends, the value of comparable surrounding properties as well as the condition of the property. These adjustments include management assumptions that are based on the type of collateral dependent loan and may increase or decrease an appraised value. Management adjustments vary significantly depending on the location, physical characteristics and income producing potential of each individual property. The quality and volume of market information available at the time of the appraisal can vary from period-to-period and cause significant changes to the nature and magnitude of the unobservable inputs used. Given these variations, changes in these unobservable inputs are generally not a reliable indicator for how fair value will increase or decrease from period to period. The following tables presents assets classified as Level 3 assets that had changes in their recorded fair value during 2024 and 2023 and what we still held at the end of the respective reporting period: (in thousands) Fair Value Total Gains (Losses) As of or for the year ended December 31, 2024 LHFI (1) $ 3,269 $ (3,114) As of or for the year ended December 31, 2023 LHFI (1) $ 4,349 $ (1,410) (1) Represents the carrying value of loans for which adjustments are based on the fair value of the collateral. 84

Fair Value of Financial Instruments The following presents the carrying value, estimated fair value and the levels of the fair value hierarchy for the Company's financial instruments other than assets and liabilities measured at fair value on a recurring basis: At December 31, 2024 (in thousands) Carrying Value Fair Value Level 1 Level 2 Level 3 Assets: Cash and cash equivalents $ 406,600 $ 406,600 $ 406,600 $ — $ — Investment securities HTM 2,301 2,273 — 2,273 — LHFI 6,191,766 5,864,426 — — 5,864,426 Mortgage servicing rights – multifamily and SBA 26,565 32,361 — — 32,361 Federal Home Loan Bank stock 50,676 50,676 — 50,676 — Other assets - GNMA EBO loans 5,111 5,111 — — 5,111 Liabilities: Certificates of deposit $ 3,267,772 $ 3,262,350 $ — $ 3,262,350 $ — Borrowings 1,000,000 1,001,873 — 1,001,873 — Long-term debt 225,131 184,124 — 184,124 — At December 31, 2023 (in thousands) Carrying Value Fair Value Level 1 Level 2 Level 3 Assets: Cash and cash equivalents $ 215,664 $ 215,664 $ 215,664 $ — $ — Investment securities HTM 2,371 2,331 — 2,331 — LHFI 7,381,124 7,002,028 — — 7,002,028 LHFS multifamily and other 6,788 6,871 — 6,871 — Mortgage servicing rights – multifamily and SBA 29,987 35,292 — — 35,292 Federal Home Loan Bank stock 55,293 55,293 — 55,293 — Other assets - GNMA EBO loans 5,617 5,617 — — 5,617 Liabilities: Certificates of deposit $ 3,227,954 $ 3,216,665 $ — $ 3,216,665 $ — Borrowings 1,745,000 1,750,023 — 1,750,023 — Long-term debt 224,766 132,996 — 132,996 — Fair Value Option Single family loans held for sale accounted for under the fair value option are measured initially at fair value with subsequent changes in fair value recognized in earnings. Gains and losses from such changes in fair value are recognized in net gain on mortgage loan origination and sale activities within noninterest income. The change in fair value of loans held for sale is primarily driven by changes in interest rates subsequent to loan funding and changes in fair value of the related servicing asset, resulting in revaluations adjustments to the recorded fair value. The use of the fair value option allows the change in the fair 85 value of loans to more effectively offset the change in fair value of derivative instruments that are used as economic hedges of loans held for sale.

The following table presents the difference between the aggregate fair value and the aggregate unpaid principal balance of loans held for sale accounted for under the fair value option:

	At December 31, 2024			At December 31, 2023		
(in thousands)	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance
Single family LHFS	$ 20,312	$ 20,137	$ 175	$ 12,849	$ 12,583	$ 266

NOTE 14–REGULATORY CAPITAL REQUIREMENTS:

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's operations and financial statements. Under capital adequacy guidelines, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about risk components, asset risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to assets (as defined). Management believes, as of December 31, 2024 that the Company and the Bank met all capital adequacy requirements. The following table presents the capital and capital ratios of the Company (on a consolidated basis) and the Bank (on a stand-alone basis) as of the respective dates and as compared to the respective regulatory requirements applicable to them:

	At December 31, 2024					
	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As "Well Capitalized" Under Prompt Corrective Action Provisions	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeStreet, Inc.						
Tier 1 leverage capital (to average assets) [1]	$ 537,057	5.77 %	$ 372,319	4.0 %	NA	NA
Common equity tier 1 capital (to risk-weighted assets)	477,057	8.62 %	249,109	4.5 %	NA	NA
Tier 1 risk-based capital (to risk-weighted assets)	537,057	9.70 %	332,145	6.0 %	NA	NA
Total risk-based capital (to risk-weighted assets)	677,225	12.23 %	442,860	8.0 %	NA	NA
HomeStreet Bank						
Tier 1 leverage capital (to average assets)	$ 678,869	7.30 %	$ 372,132	4.0 %	$ 465,165	5.0 %
Common equity tier 1 capital (to risk-weighted assets)	678,869	12.27 %	249,000	4.5 %	359,667	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)	678,869	12.27 %	332,001	6.0 %	442,667	8.0 %
Total risk-based capital (to risk-weighted assets)	720,498	13.02 %	442,667	8.0 %	553,334	10.0 %

86

	At December 31, 2023					
	Actual		For Minimum Capital Adequacy Purposes		To Be Categorized As "Well Capitalized" Under Prompt Corrective Action Provisions	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeStreet, Inc.						
Tier 1 leverage capital (to average assets)	$ 675,440	7.04 %	$ 383,696	4.0 %	NA	NA
Common equity tier 1 capital (to risk-weighted assets)	615,440	9.66 %	286,709	4.5 %	NA	NA
Tier 1 risk-based capital (to risk-weighted assets)	675,440	10.60 %	382,279	6.0 %	NA	NA
Total risk-based capital (to risk-weighted assets)	818,075	12.84 %	509,705	8.0 %	NA	NA
HomeStreet Bank						
Tier 1 leverage capital (to average assets)	$ 814,719	8.50 %	$ 383,482	4.0 %	$ 479,352	5.0 %
Common equity tier 1 capital (to risk-weighted assets)	814,719	12.79 %	286,569	4.5 %	413,933	6.5 %
Tier 1 risk-based capital (to risk-weighted assets)	814,719	12.79 %	382,092	6.0 %	509,456	8.0 %
Total risk-based capital (to risk-weighted assets)	858,992	13.49 %	509,456	8.0 %	636,820	10.0 %

As of each of the dates set forth in the above table, the Company exceeded the minimum required capital ratios applicable to it and Bank's capital ratios exceeded the minimums necessary to qualify as a well-capitalized depository institution under the prompt corrective action regulations. No conditions or events have occurred since December 31, 2024 that we believe have changed the Company's or the Bank's capital adequacy classifications from those set forth in the above table.

In addition to the minimum capital ratios, both the Company and the Bank are required to maintain a "conservation buffer" consisting of additional Common Equity Tier 1 Capital which is at least 2.5% above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses. The required ratios for capital adequacy set forth in the above table do not include the additional capital conservation buffer, though each of the Company and Bank maintained capital ratios necessary to satisfy the capital conservation buffer requirements as of the dates indicated. At December 31, 2024, capital conservation buffers for the Company and the Bank were 3.70% and 5.02%, respectively. The following table sets forth the minimum capital ratios plus the applicable increment of the capital conservation buffer:

Common equity to Tier-1 to risk-weighted assets	7.00 %
Tier 1 capital to risk-weighted assets	8.50 %
Total capital to risk-weighted assets	10.50 %

87

NOTE 15–EARNINGS PER SHARE: The following table summarizes the calculation of earnings per share: Years Ended December 31, (in thousands, except share and per share data) 2024 2023 Net income (loss) $ (144,344) $ (27,508) Weighted average shares: Basic weighted-average number of common shares outstanding 18,857,392 18,783,005 Dilutive effect of outstanding common stock equivalents (1) — — Diluted weighted-average number of common shares outstanding 18,857,392 18,783,005 Net income (loss) per share Basic earnings per share $ (7.65) $ (1.46) Diluted earnings per share $ (7.65) $ (1.46) (1) Excluded from the computation of diluted earnings per share (due to their antidilutive effect) for the years ended December 31, 2024 and 2023 were certain unvested RSUs and PSUs. The aggregate number of common stock unvested restricted shares, which could potentially be dilutive in future periods, was 540,354 and 217,153 at December 31, 2024 and 2023, respectively. NOTE 16–LEASES: We have operating and finance leases for certain office space and finance leases for certain equipment. These leases have remaining lease terms of up to 11 years. The Company, as sublessor, subleases certain office and retail space in which the terms of any significant subleases end by 2027. Under all of our executed sublease arrangements, the sublessees are obligated to pay the Company sublease payments of $2.8 million in 2025, $2.9 million in 2026, $2.7 million in 2027, $69 thousand in 2028 and $29 thousand in 2029. In 2024 we incurred $2.0 million in impairment charges due primarily to an updated estimate of the cost impact of a leased space for which the sublease was not extended and expired in 2024. The components of lease expense were as follows: Years Ended December 31, (in thousands) 2024 2023 Operating lease cost $ 7,321 $ 8,103 Finance lease cost: Amortization of right-of-use assets 181 425 Interest on lease liabilities 6 8 Variable lease costs and nonlease components 1,633 1,470 Sublease income (649) (1,376) Total $ 8,492 $ 8,630 88

Supplemental cash flow information related to leases were as follows: Years Ended December 31, (in thousands) 2024 2023 Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from operating leases $ 10,421 $ 11,248 Operating cash flows from finance leases 6 8 Financing cash flows from finance leases 168 456 Right-of-use assets obtained Operating leases $ 5,622 $ 2,690 Finance leases — 385 Supplemental information related to leases was as follows: At December 31, (in thousands, except lease term and discount rate) 2024 2023 Operating lease right-of-use assets, included in other assets $ 25,235 $ 27,594 Operating lease liabilities, included in accounts payable and other liabilities 30,993 35,043 Finance lease right-of-use assets, included in other assets $ 48 $ 318 Finance lease liabilities, included in accounts payable and other liabilities 37 288 Weighted Average Remaining lease term in years Operating leases 4.31 4.49 Finance leases 0.58 1.58 Weighted Average Discount Rate Operating leases 1.82% 1.88 % Finance leases 3.50% 3.50 % Maturities of lease liabilities and obligations under leases classified as nonlease components were as follows: Lease Liabilities (in thousands) Operating Leases Finance Leases Nonlease Components Year ended December 31, 2025 $ 10,079 $ 37 $ 3,723 2026 8,721 — 3,785 2027 7,683 — 3,841 2028 2,750 — 125 2029 1,678 — — 2030 and thereafter 2,874 — — Total lease payments 33,785 37 $ 11,474 Less imputed interest 2,792 — Total $ 30,993 $ 37 89

NOTE 17–SHARE-BASED COMPENSATION PLANS: In May 2014, the shareholders approved the Company's 2014 Equity Incentive Plan (the "2014 EIP Plan") that provided for the grant of stock options, shares of restricted stock, RSUs, PSUs, stock bonus awards, stock appreciation rights, performance share awards and performance compensation awards and unrestricted stock (collectively, "Equity Incentive Awards") to the Company’s executive officers, other key employees and directors. This plan was amended in May 2017 and allowed the grant of up to 1,875,000 shares of the Company’s common stock. For 2024 and 2023, the Company recognized stock-based compensation cost of $3.3 million and $3.1 million, respectively. In March 2024, this plan expired, therefore we are no longer granting shares from this plan, or any other plan. RSUs generally vest over a three year period with the fair market value of the awards determined at the grant date based on the Company's stock price. PSUs vest at the end of a three year period with the fair market value of the awards determined using a Monte Carlo simulation technique. A summary of the status of the combined RSUs and PSUs is as follows: Number Weighted Average Grant Date Fair Value Outstanding at December 31, 2023 230,986 $ 34.08 Granted 417,659 10.79 Cancelled or forfeited (86,505) 24.37 Vested (44,651) 34.93 Outstanding at December 31, 2024 517,489 $ 16.83 The assumptions used in the Monte Carlo simulations used to determine fair market value of the PSUs granted in 2024 and 2023 are set forth in the table below: 2024 2023 Volatility of common stock 58.1% 42.7 % Average volatility of peer companies 33.6% 45.0 % Average correlation coefficient of peer companies 0.7527% 0.8029 % Risk-free interest rate 4.0% 4.2 % Expected term in years 3 years 3 years 90

NOTE 18–PARENT COMPANY FINANCIAL STATEMENTS (UNAUDITED): Condensed financial information for HomeStreet, Inc. is as follows: Condensed Balance Sheets At December 31, (in thousands) 2024 2023 Assets: Cash and cash equivalents $ 22,855 $ 21,541 Other assets 5,433 4,515 Investment in stock of HomeStreet Bank 598,875 737,748 Investment in stock of other subsidiaries 1,857 1,857 Total assets $ 629,020 $ 765,661 Liabilities: Other liabilities $ 6,892 $ 2,508 Long-term debt 225,131 224,766 Total liabilities 232,023 227,274 Shareholders' Equity: Common stock, no par value 233,185 229,889 Retained earnings 251,013 395,357 Accumulated other comprehensive income (loss) (87,201) (86,859) Total shareholder's equity 396,997 538,387 Total liabilities and shareholders' equity $ 629,020 $ 765,661 Condensed Income Statements Years Ended December 31, (in thousands) 2024 2023 Noninterest income Dividend income $ 10,400 $ 39,000 Equity in undistributed income from subsidiaries (141,939) (55,832) Other noninterest income 2,470 2,085 Total revenues (129,069) (14,747) Expenses Interest expense-net 8,097 8,094 Noninterest expense 11,268 8,176 Total expenses 19,365 16,270 Income (loss) before income taxes (benefit) (148,434) (31,017) Income taxes (benefit) (4,090) (3,509) Net income (loss) $ (144,344) $ (27,508) 91

Condensed Statements of Cash Flows Years Ended December 31, (in thousands) 2024 2023 Cash flows from operating activities Net income (loss) $ (144,344) $ (27,508) Adjustments to reconcile net income (loss) to net cash provided by operating activities Undistributed earnings from investment in subsidiaries 141,939 55,832 Other 3,513 (480) Net cash provided by operating activities 1,108 27,844 Cash flows from investing activities: AFS securities: Principal collections net of purchases 203 210 Investments in subsidiaries 3 — Net cash provided by investing activities 206 210 Cash flows from financing activities: Repurchases of common stock — — Proceeds from issuance of long-term debt — — Dividends paid on common stock — (12,317) Net cash used in financing activities — (12,317) Net increase in cash and cash equivalents 1,314 15,737 Cash and cash equivalents, beginning of year 21,541 5,804 Cash and cash equivalents, end of year $ 22,855 $ 21,541 92

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None ITEM 9A CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures The Company's management conducted an evaluation, under the supervision and with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) at December 31, 2024. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based upon the evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective at December 31, 2024. Management's Report on Internal Control Over Financial Reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management has made a comprehensive review, evaluation, and assessment of the Company's internal control over financial reporting at December 31, 2024. In making its assessment of internal control over financial reporting, management utilized the framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework. Based on that assessment, management concluded that, at December 31, 2024, the Company's internal control over financial reporting was effective. Crowe LLP, the independent registered public accounting firm that audited our consolidated financial statements at, and for, the year ended December 31, 2024, has issued an audit report on the effectiveness of the Company's internal control over financial reporting at December 31, 2024, which report is included in Item 8. Changes in Internal Control Over Financial Reporting As required by Rule 13a-15(d), our management, including our CEO and CFO, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There were no changes to our internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 93

HomeStreet, Inc. Board of Directors Mark K. Mason Chairman of the Board, President and Chief Executive Officer Scott M. Boggs Member of the Audit, Executive, and Enterprise Risk Management Committees Sandra A. Cavanaugh Chair of the Compensation Committee; Member of the Audit, Executive, Nominating and Governance and Enterprise Risk Management Committees Jeffrey D. Green Chair of the Audit Committee; Member of the Nominating and Governance Committee Joanne R. Harrell Chair of the Nominating and Governance Committee; Member of the Compensation and Enterprise Risk Management Committees James R. Mitchell, Jr. Lead Independent Director; Member of the Audit, Nominating and Governance and Compensation Committees Nancy D. Pellegrino Chair of the Enterprise Risk Management Committee; Member of the Nominating and Governance and Compensation Committees S. Craig Tompkins Executive Vice President and General Counsel, Reading International; Member of the Nominating and Governance, Compensation and Enterprise Risk Management Committees HomeStreet, Inc. /HomeStreet Bank Executive Officers Mark K. Mason, Chairman, Chief Executive Officer, President John M. Michel, Executive Vice President, Chief Financial Officer William D. Endresen, Executive Vice President, Commercial Real Estate and Commercial Capital President Godfrey B. Evans, Executive Vice President, General Counsel and Corporate Secretary Erik D. Hand, Executive Vice President, Residential Lending Director Jay C. Iseman, Executive Vice President, Chief Credit Officer Paulette Lemon, Executive Vice President, Retail Banking Director Diane P. Novak, Executive Vice President, Chief Risk Officer David Parr, Executive Vice President, Director of Commercial Banking Marlene Price, Executive Vice President, Chief Operations Officer Darrell S. van Amen, Executive Vice President, Chief Investment Officer and Treasurer 94